      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996



                                                       REGISTRATION NO. 333-4494

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                             ASPEN TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MASSACHUSETTS                                04-2739697
       (STATE OR OTHER JURISDICTION                      (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)

                                 TEN CANAL PARK
                         CAMBRIDGE, MASSACHUSETTS 02141
                                 (617) 577-0100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               LAWRENCE B. EVANS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

                             ASPEN TECHNOLOGY, INC.

                                 TEN CANAL PARK
                         CAMBRIDGE, MASSACHUSETTS 02141
                                 (617) 577-0100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:


          MARK L. JOHNSON, ESQ.                     MARK G. BORDEN, ESQ.
         FOLEY, HOAG & ELIOT LLP                       HALE AND DORR
         ONE POST OFFICE SQUARE                       60 STATE STREET
       BOSTON, MASSACHUSETTS 02109              BOSTON, MASSACHUSETTS 02109


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 6, 1996


[LOGO]
                                1,535,000 SHARES

                             ASPEN TECHNOLOGY, INC.

                                  COMMON STOCK

     Of the 1,535,000 shares of Common Stock offered hereby, 1,250,000 shares are being sold by the Company and 285,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Company's Common Stock trades on the Nasdaq National Market under the symbol "AZPN." On June 4, 1996, the closing sale price of the Common Stock, as reported by the Nasdaq National Market, was $53.75 per share. See "Price Range of Common Stock."


      SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================
                                                                              Proceeds to
                               Price to      Underwriting     Proceeds to       Selling
                                Public        Discount(1)     Company(2)     Stockholders
- -------------------------------------------------------------------------------------------
Per Share..................        $               $               $               $
Total(3)...................        $               $               $               $
===========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $525,000.

(3) The Company and certain Selling Stockholders have granted to the Underwriters a
    30-day option to purchase up to an aggregate of 230,250 additional shares of Common
    Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $          , the Underwriting Discount
    will total $          , the Proceeds to Company will total $          and the Proceeds
    to Selling Stockholders will total $          . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about             , 1996.

                            ------------------------

MONTGOMERY SECURITIES
                     COWEN & COMPANY
                                        WILLIAM BLAIR & COMPANY

                                           , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Reports and other information concerning the Company also may be inspected at the offices of the The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington D.C. 20006-1500.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE


     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995;
(2) the Company's definitive Proxy Statement dated November 15, 1995 used in connection with its Annual Meeting of Stockholders held on December 18, 1995;
(3) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996; and (4) the Company's Current Report on Form 8-K dated January 5, 1996 and Amendment Nos. 1, 2, 3 and 4 thereto on Form 8-K/A filed on February 26, 1996, March 22, 1996, April 26, 1996, and June 5, 1996, respectively.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Any person to whom a copy of this Prospectus is delivered may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than exhibits expressly incorporated by reference into such documents). Requests for such documents should be made in writing to Investor Relations, Ten Canal Park, Cambridge, Massachusetts 02141, or by telephone to Investor Relations at telephone number (617) 577-0100.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Aspen Technology, Inc. ("AspenTech" or the "Company") is a leading supplier of software products and services for the analysis, design and automation of manufacturing facilities by companies in the process industries, including the chemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries.

     AspenTech provides a sophisticated, integrated family of software products for use across the entire process manufacturing life-cycle, from "off-line" applications used primarily in research and development and engineering to "on-line" applications used principally in production. AspenTech's product offering is classified in three categories: modeling; process information management ("PIM"); and advanced process control ("APC") and optimization. The Company's off-line modeling software is used by engineers on desktop computers primarily to simulate and predict manufacturing processes in connection with the design of new facilities or processes and the analysis of existing facilities or processes. AspenTech's on-line PIM, APC and optimization software, which is connected directly to plant instrumentation, enables the real-time adjustment of production variables in response to constantly changing operating conditions to improve process efficiency. AspenTech couples its software products with design and implementation consulting services in order to market a complete solution to its customers. AspenTech believes its ability to offer a complete solution of both industry-leading software and sophisticated process engineering expertise is an important source of competitive differentiation.

     The Company significantly enhanced its PIM, APC and optimization software and service offerings through its acquisitions of Dynamic Matrix Control Corporation ("DMCC") in January 1996 and Setpoint, Inc. ("Setpoint") in February 1996. The Company initially became a provider of PIM software and services through its acquisition of Industrial Systems, Inc. ("ISI") in May 1995.


     AspenTech's customers span a broad range of process industry segments. With more than 750 customers worldwide, AspenTech currently licenses its software to 44 of the 50 largest chemical companies in the world and 19 of the 20 largest petroleum refiners in the world.


                                  THE OFFERING

Common Stock offered by the Company..............  1,250,000 shares

Common Stock offered by the Selling
  Stockholders...................................    285,000 shares

Common Stock to be outstanding after the
  Offering.......................................  9,361,191 shares(1)

Use of Proceeds..................................  For repayment of indebtedness and for working capital and other general
                                                   corporate purposes, including potential
                                                   acquisitions.

Nasdaq National Market Symbol....................  AZPN

- ---------------

(1) Based on the number of shares outstanding as of April 29, 1996, after giving effect to the exercise by certain Selling Stockholders of options to acquire 20,697 of the shares of Common Stock to be sold by such Selling Stockholders in the offering made hereby. Excludes (i) 1,501,882 shares of Common Stock issuable upon exercise of stock options outstanding as of April 29, 1996 at a weighted average exercise price per share of $21.36, (ii) 188,000 shares of Common Stock reserved for future option grants under the Company's stock option plans, (iii) 250,000 shares of Common Stock reserved for issuance under the Company's employee stock purchase plans and (iv) 81,925 shares of
    Common Stock issuable upon exercise of warrants outstanding at a weighted average exercise price per share of $4.62.

- --------------------------------------------------------------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               PRO FORMA FOR
                                                                                                              ACQUISITIONS(1)
                                                                                                            --------------------
                                                                                          NINE MONTHS                    NINE
                                                                                             ENDED            YEAR      MONTHS
                                                   YEAR ENDED JUNE 30,                     MARCH 31,         ENDED       ENDED
                                     -----------------------------------------------   ------------------   JUNE 30,   MARCH 31,
                                      1991      1992      1993      1994      1995      1995       1996       1995       1996
                                     -------   -------   -------   -------   -------   -------   --------   --------   ---------
STATEMENT OF INCOME DATA(2):
  Revenues.........................  $22,720   $29,687   $33,867   $44,975   $57,498   $38,815   $ 62,301   $114,730   $ 101,360
  Income from operations excluding
    charge for in-process research
    and development(3).............    1,005       851     1,408     4,620     6,551     3,426      5,863      7,391       6,967
  Income (loss) from operations....    1,005       851     1,408     4,620     6,551     3,426    (18,558)     7,391       6,967
  Income (loss) from continuing
    operations.....................      809     1,101     1,854     3,698     5,416     3,044    (19,536)     4,243       4,248
  Net income (loss)................      921     1,281     1,282     3,698     5,416     3,044    (19,536)     4,243       4,248
                                     =======   =======   =======   =======   =======   =======   ========   ========    ========
  Net income per common and common
    equivalent share(4):
    Continuing operations excluding
      charge for in-process
      research and
      development(3)...............  $  0.17   $  0.20   $  0.31   $  0.58   $  0.70   $  0.40   $   0.57   $   0.55   $    0.50
    Continuing operations..........     0.17      0.20      0.31      0.58      0.70      0.40      (2.51)      0.55        0.50
    Net income (loss)..............     0.19      0.23      0.22      0.58      0.70      0.40      (2.51)      0.55        0.50
                                     =======   =======   =======   =======   =======   =======   ========   ========    ========
  Weighted average number of common
    and common equivalent shares
    outstanding(3)(4)..............    5,181     5,911     6,469     6,545     7,781     7,540      7,793      7,781       8,538


                                                                                                MARCH 31, 1996
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(5)
                                                                                          --------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................................  $  6,322        $ 45,966
  Working capital.......................................................................    19,695          62,839
  Total assets..........................................................................   103,533         143,177
  Long-term debt and capital lease obligations (less current portion) and subordinated
    note payable to a related party.....................................................    20,977             762
  Total stockholders' equity............................................................    24,289          87,648


- ---------------
(1) Pro forma to give effect to the Company's acquisitions of DMCC on January 5, 1996 and Setpoint on February 9, 1996, as if each of such acquisitions had occurred as of July 1, 1994. The purchase price for the Setpoint acquisition remains subject to certain downward adjustments. See Notes 3(b) and 3(c) of Notes to Consolidated Financial Statements and Pro Forma Combined Condensed Financial Statements, including the Notes thereto.
(2) All periods presented include the results of operations of ISI, which the Company acquired on May 25, 1995 in a transaction accounted for as a pooling of interests. See Note 3(a) of Notes to Consolidated Financial Statements.
(3) Excludes effect of non-recurring charge for in-process research and development of $24.4 million recorded in the nine months ended March 31, 1996 in connection with the acquisitions of DMCC and Setpoint. For pro forma data, this charge has been assumed to have been recorded before the periods presented, due to the non-recurring nature of the charge. See Notes 2 and 3 of Notes to Pro Forma Combined Condensed Financial Statements. Weighted average number of common and common equivalent shares outstanding for the pro forma nine months ended March 31, 1996 has been adjusted to include the dilutive effect of common stock equivalents.
(4) Computed as described in Note 2(j) of Notes to Consolidated Financial Statements.

(5) Adjusted to give effect to (i) the sale of the 1,250,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $53.75 per share, after deducting the estimated underwriting discount and offering expenses, and the application of the net proceeds thereof and (ii) the receipt and application by the Company of approximately $56,400 upon the exercise of stock options to acquire certain of the shares of Common Stock offered by the Selling Stockholders hereby. See "Use of Proceeds."

                            ------------------------

     AspenTech's executive offices are located at Ten Canal Park, Cambridge, Massachusetts 02141, and its telephone number is (617) 577-0100. As used herein, the "Company" and "AspenTech" include Aspen Technology, Inc. and its subsidiaries, unless the context requires otherwise. CIM/21, DMC, DMO, INFOPLUS, MAX, RT-OPT, SETCIM, SPEEDUP and the Aspen leaf logo are registered trademarks of the Company, and ADVENT, ASPEN PLUS, AspenTech and SMCA are trademarks of the Company.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from the results contemplated in the forward-looking statements as a result of a number of factors, including the risk factors set forth below. In addition to the other information in this Prospectus, the following risk factors should be considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

     Integration of DMCC and Setpoint. Through its acquisitions of DMCC in January 1996 and Setpoint in February 1996, the Company has increased its product and service offerings to include additional PIM, APC and optimization software and services, and has substantially increased its scope of operations and number of personnel. The successful and timely integration of DMCC and Setpoint into the Company is critical to the Company's future financial performance. This integration will require that the Company, among other things, integrate the companies' software products and technologies, retain key employees, assimilate diverse corporate cultures, integrate management information systems, consolidate the acquired operations and manage geographically dispersed operations, each of which could pose significant challenges. The diversion of the attention of management created by the integration process, and any disruptions or other difficulties encountered in the transition process, could have a material adverse effect on the business, operating results and financial condition of the Company. The difficulty of combining the three companies may be increased by the need to integrate personnel, and changes effected in the combination may cause key employees to leave. The long-term success of the DMCC and Setpoint acquisitions will require the further development of the PIM, APC and optimization software and services markets, which currently are immature. There can be no assurance that the Company will be able to integrate and develop the operations of DMCC and Setpoint successfully, and any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

     A substantial majority of the revenues of each of DMCC and Setpoint has been generated by service engagements. AspenTech's revenues historically have been derived principally from the licensing of software products, and its management has limited experience in managing a service business. In particular, a significant portion of the service engagements of DMCC and Setpoint has been undertaken on a fixed-price basis. The Company bears the risk of cost overruns and inflation in connection with fixed-price engagements, and as a result any of these engagements may be unprofitable. While the Company believes that its reserves for fixed-price contracts are reasonable, there can be no assurance that the Company's reserves will be sufficient to cover future losses that might be incurred with respect to any fixed-price contracts. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."

     Dependence Upon Increased Market Penetration. Increased use in the process industries, particularly the chemicals and petroleum industries, of software and services for the analysis, design and automation of process manufacturing plants in general and of the Company's software products and services in particular is critical to the Company's future growth. The Company believes that a number of factors will determine its ability to achieve increased market penetration. These factors include product performance, accuracy of results, ease of implementation and use, breadth and integration of product offerings, reliability and scope of applications. Failure of the Company to achieve increased market penetration in the process industries would substantially restrict the future growth of the Company and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The AspenTech Advantage" and "-- Strategy."

     Fluctuations in Quarterly Operating Results. The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including purchasing patterns, timing of new products and enhancements by the Company and its competitors, and fluctuating foreign economic conditions. In addition, the Company ships software products within a short period after receipt of an order and typically does not have a material backlog of unfilled orders of software products. Therefore, revenues from software licenses in any quarter are substantially dependent on orders booked in that quarter. Historically, a majority of each quarter's revenues from software licenses has come from license contracts that have been effected in the final weeks of that quarter. The revenues for a quarter typically include a number of large orders. If the timing of any of these orders is delayed, it could result in a substantial reduction in revenues for that quarter. Since the Company's expense levels are based in part on its expectations as to future revenues, the Company may be unable to adjust spending in a timely manner to compensate for any revenue shortfall and any revenue shortfalls would likely have a disproportionate adverse effect on net income. Prior to fiscal 1996, the Company experienced a net loss for the first quarter of each fiscal year, in part because a substantial portion of the Company's revenues is derived from countries other than the United States where business is slow during the summer months and also in part because of the timing of renewals of software licenses. The Company expects that these factors will continue to affect its operating results and that the Company may experience net losses in the initial quarter of future fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

     Concentration of Revenues in the Chemicals and Petroleum Industries. The Company derives a significant portion of its revenues from companies in the chemicals and petroleum industries. Accordingly, the Company's future success is dependent upon the continued demand for modeling software by companies in the chemicals industry and for PIM, APC and optimization software and services by companies in the chemical and petroleum industries. The chemical and petroleum industries are highly cyclical. The Company believes that economic downturns in the United States, Europe, Japan, Asia and South America and pricing pressures experienced by chemical and petroleum companies in connection with cost-containment measures have led to delays and reductions in certain capital and operating expenditures by many of such companies worldwide. The Company's revenues have in the past been, and may in the future be, subject to substantial period-to-period fluctuations as a consequence of such industry patterns, as well as general domestic and foreign economic conditions and other factors affecting spending by companies in the Company's target process industries. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     Product Development and Technological Change. The market for software and services for the analysis, design and automation of process manufacturing plants is characterized by continual change and improvement in computer hardware and software technology. The Company's future success will depend on its ability to enhance its current software products and services, to introduce new software products and services that keep pace with technological developments, and to continue to address the changing needs of its customers. There can be no assurance that the Company will be successful in developing and marketing new and enhanced products and services, or that its products and services will continue to address adequately the needs of the marketplace. Like many other software products, the Company's products have on occasion contained undetected errors or "bugs." In addition, because new releases of the Company's products are initially installed only by a small number of customers, any errors or "bugs" in those new releases may not be detected for a number of months after the delivery of the software. If the Company's products do not perform substantially as expected or are not accepted in the marketplace, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Product Development."

     Dependence on Key Personnel. The Company's future success depends to a significant extent on Lawrence B. Evans, the Company's chief executive officer, its other executive officers, and certain key technical, managerial and marketing personnel. The loss of the services of any of these individuals or groups of individuals could have a material adverse effect on the Company's business, operating results and financial condition. None of the Company's executive officers has entered into an employment agreement with the Company, and the Company does not have, and is not contemplating securing, any significant amount of key-man life insurance on any of its executive officers or other key employees. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to continue to grow and operate profitably. See "Management" and "Business -- Employees."

     Product Liability. The sale and implementation of on-line applications by the Company may entail the risk of product liability claims. The Company's APC and optimization software products and services are used in the design, operation and management of manufacturing processes at large facilities, and any failure by the software at those facilities could result in significant claims for damages or for violations of environmental, safety and other laws and regulations. The Company's agreements with its customers generally contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     Migration to Microsoft Windows. AspenTech believes that operating systems similar to Microsoft Windows, due to their interoperability and customization capabilities, are increasingly the preferred choice of certain of its customers. AspenTech is currently developing native Windows 95 and Windows NT versions of its software products. The Company is aware of two competitors that are developing modeling and simulation software for use with existing Microsoft Windows operating systems, both of which are currently shipping a release of modeling and simulation software for Windows operating systems. There can be no assurance that the Company will be successful in developing versions of any or all of its software products that will operate on Windows 95 or Windows NT, or that any such development, even if successful, will be completed concurrent with or prior to introductions by competitors of software products on Windows 95, Windows NT or any other Microsoft Windows system. Any such failure or delay could affect the Company's competitive position or lead to product obsolescence in the future. See "Business -- Product Development" and "-- Competition."

     Dependence on Proprietary Technology. The Company regards its software as proprietary and relies on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect its proprietary rights. AspenTech has received a United States patent for the expert guidance system in its proprietary graphical user interface. The Company has registered or applied to register certain of its significant trademarks in the United States. The Company generally enters into non-disclosure agreements with its employees and customers, and historically has restricted access to its software products' source codes, which it regards as proprietary information. In a few cases, the Company has provided copies of the source code for certain products to customers solely for the purpose of special customization of the products and has deposited copies of the source code for certain products in third-party escrow accounts as security for on-going service and license obligations. In these cases, the Company relies on nondisclosure and other contractual provisions to protect its proprietary rights.

     The laws of certain countries in which the Company's products are distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The laws of many countries in which the Company licenses its products protect trademarks solely on the basis of registration. The Company currently possesses a limited number of trademark registrations in certain foreign jurisdictions and does not possess any foreign copyright or patent registrations. The Company derived more than 50% of its revenues in each of fiscal 1993, fiscal 1994 and fiscal 1995, and approximately 44% of its revenues in the first nine months of fiscal 1996, from customers outside the United States.

     There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company could incur substantial costs in protecting and enforcing its intellectual property rights. Moreover, from time to time third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. In such an event, the Company may be required to incur significant costs in litigating a resolution to the asserted claims. There can be no assurance that such a resolution would not require that the Company pay damages or obtain a license of a third party's proprietary rights in order to continue licensing its products as currently offered or, if such a license is required, that it will be available on terms acceptable to the Company. See "Business -- Proprietary Rights."

     Competition. The Company's software products compete with software tools that are internally developed by companies in the process industries and with certain process modeling, PIM, APC and optimization software products that are sold by a number of commercial suppliers. AspenTech's primary commercial competitors in the process modeling software market are Simulation Sciences, Inc., Hyprotech, Ltd. and Chemstations, Inc. In the PIM market, AspenTech primarily competes with Oil Systems Inc. and Biles and Associates and, to a lesser extent, with digital control system vendors such as Honeywell Inc. In the APC and optimization markets, AspenTech competes with the Profimatics and Icotron divisions of Honeywell Inc., which primarily sell digital control system hardware, as well as with the Simcon division of ABB Asea Brown Boveri (Holding) Ltd. Several smaller competitors, including the Litwin Engineering division of Raytheon Company, Treiber Control and Cambridge Control Ltd., focus exclusively on the APC market. Emergence of a new competitor or the consolidation of existing competitors could adversely affect the Company's business, operating results and financial condition. Certain competitors also supply related hardware products to existing and potential customers of AspenTech, and may have established relationships that afford the competitors an advantage in supplying software and services to those customers. The Company's continued success depends on its ability to compete effectively with its commercial competitors and to persuade prospective customers to use the Company's products and services instead of, or in addition to, software developed internally or services provided by their own personnel. In light of these factors, there is no assurance that the Company will be able to maintain its competitive position. See "Business -- Competition."

     Management of Growth. Since fiscal 1990, the Company has experienced substantial growth in the number of its employees, the scope of its operating and financial systems, and the geographic area of its operations. The Company's operations have expanded significantly through both internally generated growth and acquisitions, particularly the acquisitions of DMCC and Setpoint in the third quarter of fiscal 1996. This growth has resulted in an increase in the level of responsibility for management personnel. To manage its growth effectively, the Company must continue to implement and improve its operating and financial systems, and to retain and increase its employee base. There can be no assurance that the management systems currently in place will be adequate or that the Company will be able to manage the Company's recent or future growth successfully, and any failure to do so could have material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."

     International Operations. The Company derived more than 50% of its revenues in each of fiscal 1993, fiscal 1994 and fiscal 1995, and approximately 44% of its revenues in the first nine months of fiscal 1996, from customers outside the United States, and the Company anticipates that revenues from customers outside the United States will continue to account for a significant portion of its total revenues in the foreseeable future. AspenTech's customers outside the United States historically have been located principally in Europe and Japan, while Setpoint historically has derived a substantial portion of its revenues from customers in Asia and South America. The Company's operations outside the United States are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, difficulties or delays in translating products and product documentation into foreign languages, and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, operating results and financial condition.

     The impact of future exchange rate fluctuations on the Company's financial condition and results of operations cannot be accurately predicted. In recent years, the Company has increased the extent to which it denominates arrangements with customers outside the United States in the currencies of the country in which the software or services are provided. From time to time the Company has engaged in, and may continue to engage in, hedges of a significant portion of installment contracts denominated in foreign currencies. There can be no assurance that any hedging policies implemented by the Company will be successful or that the cost of such hedging techniques will not have a significant impact on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated With Future Acquisitions. To expand its markets, the Company's business strategy includes growth through additional acquisitions. Identifying and pursuing acquisition opportunities and integrating acquired products and businesses requires a significant amount of management time and skill. There can be no assurance that the Company will be able to identify suitable acquisition candidates, consummate any acquisition on acceptable terms or successfully integrate any acquired business into the Company's operations. There also can be no assurance that any future acquisition will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following consummation of the acquisition while the acquired business is being integrated into the Company's operations. As a result of acquisitions, the Company may encounter unexpected liabilities and contingencies associated with the acquired businesses. The Company may use Common Stock or Preferred Stock or may incur additional long-term indebtedness or a combination thereof for all or a portion of the consideration to be paid in future acquisitions. The issuance of Common Stock or Preferred Stock in acquisitions could result in dilution to the purchasers of the Common Stock offered hereby, while the use of cash reserves or significant debt financing to fund acquisitions could reduce the Company's liquidity. See "Use of Proceeds."

     Potential Volatility of Stock Price. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, and those fluctuations have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products by the Company or its competitors, as well as market conditions in the computer software or hardware industries, may have a significant impact on the market price of the Company's Common Stock.

     Effect of Certain Charter and By-Law Provisions and Anti-Takeover Provisions; Possible Issuances of Preferred Stock. The Company's Restated Articles of Organization, its By-Laws and certain Massachusetts laws contain provisions that may discourage acquisition bids for the Company and that may reduce the temporary fluctuations in the trading price of the Company's Common Stock which are caused by accumulations of stock, thereby depriving stockholders of certain opportunities to sell their stock at temporarily higher prices or receive a premium for their shares as part of an acquisition of the Company. Preferred Stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock -- Preferred Stock" and
"-- Massachusetts Law and Certain Charter and By-Law Provisions."

                                USE OF PROCEEDS


     The net proceeds to the Company of the sale of the 1,250,000 shares of Common Stock offered by the Company hereby are estimated to be $63,303,000 ($73,715,000 if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $53.75 per share (the closing sale price of the Common Stock as reported by the Nasdaq National Market on June 4,
1996) and after deducting the estimated underwriting discount and estimated offering expenses. In addition, the Company expects to receive approximately $56,400 from the exercise of stock options by Selling Stockholders to acquire certain of the shares of Common Stock being offered by the Selling Stockholders hereby. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


     The Company intends to use a portion of its net proceeds to repay (i) all of the indebtedness outstanding under its bank line of credit at the time this offering is completed (approximately $19.4 million was outstanding at April 29, 1996), (ii) approximately $3.7 million of indebtedness outstanding under subordinated notes (the "MCRC Notes") payable to Massachusetts Capital Resource Company ("MCRC"), and (iii) approximately $3.5 million of indebtedness outstanding under a promissory note (the "Setpoint Note") assumed in connection with the acquisition of Setpoint. The bank line of credit, which provides up to $30.0 million, was established in February 1996 for general working capital purposes and to fund a portion of the purchase price for the acquisition of Setpoint. A portion of the indebtedness under the bank line of credit bears interest at a rate (9.0% at April 29, 1996) equal to the bank's prime rate plus a specified margin, and the balance bears interest at a rate (7.9% at April 29, 1996) equal to a defined LIBOR rate plus a specified margin. The bank line of credit is secured by a pledge of substantially all of the assets of the Company and its United States subsidiaries and terminates on December 31, 1998. The principal of the MCRC Notes is due in installments on April 30, 1997 and 1998 and bears interest at an annual rate of 9.6%. Joan McArdle, a Vice President of MCRC, is a director of the Company. The Setpoint Note matures on November 9, 1996 and bears interest at an annual rate of 6.0%. The Setpoint Note is secured by a letter of credit established under the bank line of credit. All of the indebtedness to be repaid by the Company using net proceeds of the offering made hereby may be paid prior to maturity without penalty or premium. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company may use a portion of its net proceeds to acquire or invest in one or more new technologies, products or businesses that expand, complement or are otherwise related to the Company's current business and products. The Company has entered into a non-binding term sheet to acquire, in a pooling-of-interests transaction, a private company with twelve employees and technology complementary to the Company's process modeling software products. The Company does not have any agreements or commitments with respect to any potential acquisitions or investments as of the date of this Prospectus, and there can be no assurance that any such acquisitions or investments will be made.

     The Company intends to use the remainder of its net proceeds for working capital and other general corporate purposes. Pending the uses described above, the Company intends to invest its net proceeds in interest- or dividend-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, under the terms of the Company's bank line of credit and the MCRC Notes, the Company is prohibited from paying any cash dividends. Any future determination relating to dividend policy will be made in the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

        Since October 26, 1994, the Company's Common Stock has traded on the Nasdaq  National
Market under the symbol "AZPN." The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported by the Nasdaq National
Market.


                                                                                HIGH        LOW
                                                                               -------    -------

FISCAL 1995:
  Second Quarter (from October 26, 1994).....................................  $20 1/4    $15 3/4
  Third Quarter..............................................................   22 1/4     17 5/8
  Fourth Quarter.............................................................   26 1/2     17

FISCAL 1996:
  First Quarter..............................................................   30         23 1/2
  Second Quarter.............................................................   37         24 3/4
  Third Quarter..............................................................   43         31 1/2
  Fourth Quarter (through June 4, 1996)......................................   57 1/4     42 1/4



     On June 4, 1996, the closing sale price of the Common Stock, as reported by the Nasdaq National Market, was $53.75 per share. As of April 29, 1996, there were 372 holders of record of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect (i) the sale of the 1,250,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $53.75, after deducting the estimated underwriting discount and offering expenses, and the application by the Company of the net proceeds thereof (see "Use of Proceeds") and (ii) the receipt by the Company of approximately $56,400 upon the exercise of stock options by Selling Stockholders to acquire certain of the shares of Common Stock offered by the Selling Stockholders hereby. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus, and should be read in conjunction therewith.



                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Promissory note payable to the seller of Setpoint.....................  $  3,500      $      --
Current portion of long-term debt and capital lease obligations.......       518            518
                                                                        ========       ========
Long-term debt and capital lease obligations, less current
  portion(1)..........................................................  $ 17,287      $     762
Subordinated notes payable to a related party.........................     3,690             --
Stockholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares authorized and no
     shares issued or outstanding, actual and as adjusted.............        --             --
  Common stock, $.10 par value; 15,000,000 shares authorized and
     8,084,844 shares issued, actual; 15,000,000 shares authorized and
     9,355,541 shares issued, as adjusted(2)..........................       809            936
  Additional paid-in capital..........................................    39,800        103,132
  Retained earnings...................................................   (15,445)       (15,445)
  Cumulative translation adjustment...................................      (373)          (373)
  Treasury stock, at cost (115,198 shares of common stock)............      (502)          (502)
                                                                        --------       --------
          Total stockholders' equity..................................    24,289         87,648
                                                                        --------       --------
               Total capitalization...................................  $ 45,266      $  88,410
                                                                        ========       ========


- ---------------
(1) Includes approximately $16.5 million of indebtedness outstanding under the Company's bank line of credit. The Company intends to use a portion of its net proceeds of this offering to repay all of the indebtedness outstanding under the bank line of credit. At April 29, 1996, the outstanding balance under the bank line of credit was approximately $19.4 million.

(2) Excludes as of March 31, 1996 (i) 1,507,532 shares of Common Stock issuable upon exercise of stock options outstanding at a weighted average exercise price per share of $21.30 (excludes 20,697 shares to be issued upon exercise of stock options for sale in this offering by Selling Stockholders), (ii) 188,000 shares of Common Stock reserved for future option grants under the Company's stock option plans, (iii) 250,000 shares of Common Stock reserved for issuance under the Company's employee stock purchase plans and (iv) 81,925 shares of Common Stock issuable upon exercise of warrants outstanding at a weighted average exercise price per share of $4.62.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated balance sheet data as of June 30, 1994 and 1995 and the selected consolidated statement of income data for each of the years ended June 30, 1993, 1994 and 1995 have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Prospectus. The selected consolidated balance sheet data as of June 30, 1991, 1992 and 1993 and the selected consolidated statement of income data for each of the years ended June 30, 1991 and 1992 have been derived from the Company's Consolidated Financial Statements, which have also been audited by Arthur Andersen LLP, not included in this Prospectus. The selected consolidated balance sheet data as of March 31, 1996 and the selected consolidated statement of income data for the nine months ended March 31, 1995 and 1996 have been derived from the Company's unaudited Consolidated Financial Statements included elsewhere in this Prospectus, which unaudited Consolidated Financial Statements have been prepared on a basis substantially consistent with the audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operation for these periods. The pro forma selected consolidated statement of income data for the year ended June 30, 1995 and the nine months ended March 31, 1996 have been derived from the Company's unaudited Pro Forma Combined Condensed Financial Statements included elsewhere in this Prospectus. The following selected consolidated financial data are qualified by the more detailed financial statements and notes included elsewhere or incorporated by reference in this Prospectus, and should be read in conjunction therewith and with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 PRO FORMA FOR
                                                                                                                ACQUISITIONS(1)
                                                                                                              -------------------
                                                                                                                           NINE
                                                                                                                          MONTHS
                                                                                         NINE MONTHS ENDED      YEAR      ENDED
                                                    YEAR ENDED JUNE 30,                      MARCH 31,         ENDED      MARCH
                                     -------------------------------------------------   ------------------   JUNE 30,     31,
                                      1991        1992      1993      1994      1995      1995       1996       1995     1996(2)
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA(3):
  Revenues:
    Software licenses..............              $23,394   $25,833   $36,015   $45,649   $29,954   $ 41,830   $ 55,972    $52,109
    Services and other.............                6,293     8,034     8,960    11,849     8,861     20,471     58,758     49,251
                                                 -------   -------   -------   -------   -------   --------   --------   --------
                                     $22,720(4)   29,687    33,867    44,975    57,498    38,815     62,301    114,730    101,360
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
  Expenses:
    Cost of software licenses......                1,220     1,961     2,614     2,799     2,129      2,501      3,531      3,039
    Cost of services and other.....    5,323(5)    5,480     6,957     7,027     7,458     5,494     12,384     35,635     31,821
    Selling and marketing..........    9,125      12,888    11,744    18,095    23,233    16,223     22,735     32,657     29,332
    Research and development.......    4,622       5,006     7,268     8,159    11,375     7,981     13,022     21,313     18,448
    General and administrative.....    2,645       3,489     4,529     4,460     5,132     3,562      5,796     13,253     11,753
    Costs related to acquisition...       --         753        --        --       950        --         --        950         --
    Charge for in-process research
      and development(2)...........       --          --        --        --        --        --     24,421         --         --
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
                                      21,715      28,836    32,459    40,355    50,947    35,389     80,859    107,339     94,393
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
      Income (loss) from
        operations.................    1,005         851     1,408     4,620     6,551     3,426    (18,558)     7,391      6,967
  Interest income (expense), net...      627         883     1,480     1,260     2,534     1,782      2,177       (206)       147
  Other income (expense), net......        6         109        47       (95)       56        13       (138)        68       (262)
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
    Income (loss) from continuing
      operations before provision
      for income taxes.............    1,638       1,843     2,935     5,785     9,141     5,221    (16,519)     7,253      6,852
  Provision for income taxes.......      829         742     1,081     2,087     3,725     2,177      3,017      3,010      2,604
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
    Income (loss) from continuing
      operations...................      809       1,101     1,854     3,698     5,416     3,044    (19,536)     4,243      4,248
  Discontinued operations..........      112         180      (572)       --        --        --         --         --         --
                                     -------     -------   -------   -------   -------   -------   --------   --------   --------
  Net income (loss)................  $   921     $ 1,281   $ 1,282   $ 3,698   $ 5,416   $ 3,044   $(19,536)  $  4,243    $ 4,248
                                     =======     =======   =======   =======   =======   =======   ========   ========   ========
  Net income (loss) per common and
    common equivalent share(6)(7):
    Continuing operations..........  $  0.17     $  0.20   $  0.31   $  0.58   $  0.70   $  0.40   $  (2.51)  $   0.55    $  0.50
                                     =======     =======   =======   =======   =======   =======   ========   ========   ========
    Net income (loss)..............  $  0.19     $  0.23   $  0.22   $  0.58   $  0.70   $  0.40   $  (2.51)  $   0.55    $  0.50
                                     =======     =======   =======   =======   =======   =======   ========   ========   ========
  Weighted average number of common
    and common equivalent shares
    outstanding(6).................    5,181       5,911     6,469     6,545     7,781     7,540      7,793      7,781      8,538

                                             (table continued on following page)


                                                                            JUNE 30,
                                                     -------------------------------------------------------     MARCH 31,
                                                      1991        1992        1993        1994        1995         1996
                                                     -------     -------     -------     -------     -------     ---------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................  $ 2,339     $ 3,358     $ 2,218     $ 2,488     $ 4,189     $  6,322
  Working capital..................................    4,481       6,879       6,123       7,774      27,594       19,695
  Total assets.....................................   20,036      28,949      32,764      42,009      75,697      103,533
  Long-term debt and capital lease obligations
    (less current portion) and subordinated notes
    payable to a related party.....................    2,872       2,901       2,251       2,576       4,087       20,977
  Total stockholders' equity.......................    7,008      12,191      13,402      17,156      41,789       24,289

- ---------------

(1) Pro forma to give effect to the Company's acquisition of DMCC on January 5, 1996 and Setpoint on February 9, 1996, as
    if each of such acquisitions had occurred as of July 1, 1994. The purchase price for the Setpoint acquisition remains subject to certain downward adjustments. See Notes 3(b) and 3(c) of Notes to Consolidated Financial Statements and Pro
    Forma Combined Condensed Financial Statements, including the Notes thereto.

(2) A non-recurring charge for in-process research and development was recorded in the nine months ended March 31, 1996 in connection with the acquisitions of DMCC and Setpoint. For pro forma data, this charge has been assumed to have been recorded before the periods presented, due to the non-recurring nature of the charge. See Notes 2 and 3 of Notes to Pro
    Forma Combined Condensed Financial Statements.

(3) All periods presented include the results of operations of ISI, which the   Company acquired on May 25, 1995 in a
    transaction accounted for as a pooling of interests. See Note 3(a) of Notes to Consolidated Financial Statements.

(4) Revenues for the year ended June 30, 1991 were not segregated between revenues from software licenses and revenues from services and other.

(5) Represents total cost of revenues. Cost of revenues for the year ended June 30, 1991 was not segregated between cost of software licenses and cost of services and other.

(6) Computed as described in Note 2(j) of Notes to Consolidated Financial Statements.

(7) The Company has never declared or paid cash dividends on its capital stock.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Since its founding in 1981, the Company has developed and marketed software and services to the process industries. The Company's revenues have grown each fiscal year since 1983, when the Company introduced the commercial version of its ASPEN PLUS modeling software product. In addition to internally generated growth the Company has completed a number of acquisitions. In fiscal 1992, AspenTech acquired Prosys, a U.K. company, the developer and marketer of SPEEDUP. In fiscal 1995, AspenTech acquired ISI, a leading supplier of PIM software and the developer and marketer of the CIM/21 product family. The Prosys and ISI acquisitions were accounted for as pooling of interests transactions. On January 5, 1996 and February 9, 1996, respectively, AspenTech acquired DMCC and Setpoint, gaining additional expertise in PIM, APC and optimization software and services. The purchase price of the DMCC acquisition was approximately $20 million in cash, and the purchase price of the Setpoint acquisition was approximately $28 million, which was paid in cash and by issuance of the Setpoint Note. The DMCC and Setpoint acquisitions were accounted for as purchase transactions, and therefore only the portion of their results of operations subsequent to the acquisition dates is included in the Company's operating results. As a result, comparisons of results for the nine months ended March 31, 1996 and 1995 are not meaningful.


     The Company typically licenses its modeling software products to customers for terms of either three or five years, and typically licenses its PIM, APC and optimization software products for a term of 99 years. See "Business -- Products and Services." Because in all cases the licenses are noncancelable and do not impose significant obligations on the Company, the Company recognizes software license revenues upon shipment in accordance with generally accepted accounting principles. In the case of license renewals, revenue is recognized upon execution of a renewal license agreement. The Company recognizes revenues from customer support ratably over the term of the license. If a customer elects to pay for a license in annual installments, the Company charges an implicit amount of interest and recognizes interest income over the term of the license. A substantial majority of the Company's term licenses have been renewed upon expiration. However, there can be no assurance that customers will continue to renew expiring term licenses at the historical rate.

     The Company's revenues historically have been derived principally from the licensing of software products. Since the acquisitions of DMCC and Setpoint, the Company has generated a significantly greater amount of consulting revenues from services for the analysis, design and automation of process manufacturing facilities. The Company recognizes service revenues as services are performed. Service revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the portion of costs incurred to date as a percentage of the estimated total costs for each contract. Service revenues from time and expense contracts are recognized as the related services are performed. Training revenues are recognized as services are performed. Services that have been performed but for which billings have not been made are recorded as unbilled receivables, and unrecognized amounts are recorded as unearned revenues on the Company's Consolidated Balance Sheets.

     The Company licenses its software in U.S. dollars and certain foreign currencies. The Company hedges all material foreign currency-denominated receivables with specific hedge contracts in amounts equal to those receivables. While the Company has experienced minor foreign currency exchange gains or losses due to foreign exchange rate fluctuations, the impact of such movements has not been material in any period. The Company does not expect fluctuations in foreign currencies to have a significant impact on either its revenues or expenses in the foreseeable future.

     The Company's future operating costs will include the amortization of intangible assets, including goodwill, arising from the acquisitions of DMCC and Setpoint. These intangible assets total approximately $11.0 million and will be amortized over periods ranging from 18 months to 10 years. The amortization is expected to be approximately $565,000 per quarter for the fourth quarter of fiscal 1996 and each of the five succeeding quarters, and then to be approximately $410,000 for each of the 14 quarters thereafter.

RESULTS OF OPERATIONS

     The following table sets forth the amounts and percentages of total revenues represented by certain consolidated statement of income data for the period indicated:

                                                                                   NINE MONTHS
                                                      YEAR ENDED JUNE 30,        ENDED MARCH 31,
                                                   -------------------------     ---------------
                                                   1993      1994      1995      1995      1996
                                                   -----     -----     -----     -----     -----
Revenues:
  Software licenses..............................   76.3%     80.1%     79.4%     77.2%     67.1%
  Services and other.............................   23.7      19.9      20.6      22.8      32.9
                                                   -----     -----     -----     -----     -----
                                                   100.0     100.0     100.0     100.0     100.0
                                                   -----     -----     -----     -----     -----
Expenses:
  Cost of software licenses......................    5.8       5.8       4.9       5.5       4.0
  Cost of services and other.....................   20.5      15.7      13.0      14.1      19.9
  Selling and marketing..........................   34.7      40.2      40.4      41.8      36.5
  Research and development.......................   21.4      18.1      19.8      20.6      20.9
  General and administrative.....................   13.4       9.9       8.9       9.2       9.3
  Costs related to acquisition...................     --        --       1.6        --        --
  Charge for in-process research and
     development.................................     --        --        --        --      39.2
                                                   -----     -----     -----     -----     -----
                                                    95.8      89.7      88.6      91.2     129.8
                                                   -----     -----     -----     -----     -----
Income (loss) from operations....................    4.2      10.3      11.4       8.8     (29.8)
Interest income..................................    6.0       4.0       5.4       5.6       4.7
Interest expense.................................   (1.6)     (1.2)     (1.0)     (1.0)     (1.2)
Other income (expense), net......................    0.1      (0.2)      0.1        --      (0.2)
                                                   -----     -----     -----     -----     -----
     Income (loss) from continuing operations
       before provision for income taxes.........    8.7      12.9      15.9      13.4     (26.5)
Provision for income taxes.......................    3.2       4.7       6.5       5.6       4.9
                                                   -----     -----     -----     -----     -----
     Income (loss) from continuing operations....    5.5       8.2       9.4       7.8     (31.4)
Discontinued operations..........................   (1.7)       --        --        --        --
                                                   -----     -----     -----     -----     -----
       Net income (loss).........................    3.8%      8.2%      9.4%      7.8%    (31.4)%
                                                   =====     =====     =====     =====     =====

  Comparison of Nine Months Ended March 31, 1996 to Nine Months Ended March 31, 1995

     The Company acquired DMCC and Setpoint in the third quarter of fiscal 1996 in purchase transactions and has subsequently taken steps to integrate and reorganize the operations of AspenTech and its new subsidiaries. As a result, the Company's operating results for the nine months ended March 31, 1996 and 1995 are not directly comparable. The results of the Company's operations for the first nine months of fiscal 1996 are not representative of results of operations of the combined entities for subsequent periods. For the nine months ended March 31, 1996, on a pro forma basis giving effect to the acquisitions of DMCC and Setpoint as of the beginning of the period, revenues from software licenses and revenues from services and other represented 51.4% and 48.6%, respectively, of total revenues. See Pro Forma Combined Condensed Financial Statements and related Notes.

     Revenues. Revenues are derived from software licenses and services. Total revenues for the nine months ended March 31, 1996 increased 60.5% to $62.3 million from $38.8 million in the comparable period of fiscal 1995.

     Software license revenues represented 67.1% and 77.2% of total revenues for the nine months ended March 31, 1996 and 1995, respectively. Revenues from software licenses in the nine months ended March 31, 1996 increased 39.6% to $41.8 million from $30.0 million in the comparable period of fiscal 1995. The growth in software license revenues was attributable both to internal growth in existing operations and to additional licenses entered into by the newly acquired subsidiaries. The internal growth in software license revenues was attributable to renewals of software licenses covering existing users, to the expansion of existing customer relationships through licenses covering additional users and additional software products, and, to a lesser extent, to the addition of new customers. The decrease in software license revenues as a percentage of total revenues was attributable to the growth in service revenues resulting from AspenTech's acquisitions of DMCC and Setpoint.

     Total revenues from customers outside the United States were $27.7 million or 44.4% of total revenues and $19.4 million or 50.0% of total revenues for the nine months ended March 31, 1996 and 1995, respectively. The growth in dollar amount of total revenues from customers outside the United States was attributable in part to revenues generated by Setpoint and, to a lesser extent, to internal growth in existing operations.

     Revenues from services and other consist of consulting services, post-contract support on software licenses, training and sales of documentation. Since the acquisitions of DMCC and Setpoint, the Company has generated a significantly greater amount of consulting revenues from services for the analysis, design and automation of process manufacturing plants. As a result, revenues from services and other for the nine months ended March 31, 1996 increased 131.0% to $20.5 million from $8.9 million for the comparable period of fiscal 1995.

     Neither the Company's joint venture and similar activities nor any discounting or similar activities has historically had a material effect on the Company's revenues.

     Cost of Software Licenses. Cost of software licenses consists of royalties, amortization of previously capitalized software costs, costs related to delivery of software (including disk duplication and third party software costs), printing of manuals and packaging. Cost of software licenses for the nine months ended March 31, 1996 increased 17.5% to $2.5 million from $2.1 million in the comparable period of fiscal 1995. Cost of software licenses as a percentage of revenues from software licenses decreased to 6.0% for the nine months ended March 31, 1996 from 7.1% for the comparable period of fiscal 1995. This decrease was due to the spreading of fixed production and delivery costs over a larger revenue base and to the generation of a greater portion of sales having minimal third-party royalty costs.

     Cost of Services and Other. Cost of services and other consists of the cost of execution of application consulting services, technical support expenses, the cost of training services and the cost of manuals sold separately. Cost of services and other for the nine months ended March 31, 1996 increased 125.4% to $12.4 million from $5.5 million for the comparable period of fiscal 1995. Cost of services and other as a percentage of revenues from services and other decreased to 60.5% for the nine months ended March 31, 1996 from 62.0% for the comparable period of fiscal 1995. The percentage decrease reflected a change in the mix of services provided by the Company, reflecting the acquisitions of DMCC and Setpoint.

     Selling and Marketing. Selling and marketing expenses for the nine months ended March 31, 1996 increased 40.1% to $22.7 million from $16.2 million for the comparable period of fiscal 1995 while decreasing as a percentage of total revenues to 36.5% from 41.8%. The percentage decrease in costs reflects the lower level of sales and marketing activities historically supported by DMCC and Setpoint, as well as the Company's leveraging of its existing worldwide sales and technical sales force to market the software products and services of the newly acquired companies. The Company continues to invest in sales personnel and regional sales offices to improve the Company's geographic proximity to its customers, to maximize the penetration of existing accounts and to add new customers.


     Research and Development. Research and development expenses consist primarily of personnel and outside consultancy costs required to conduct the Company's product development efforts. Capitalized research and development costs are amortized over three years. Research and development expenses for the nine months ended March 31, 1996 increased 63.2% to $13.0 million from $8.0 million for the comparable period of fiscal 1995 while increasing as a percentage of total revenues to 20.9% from 20.6%. The increase in costs principally reflects continued investment in development of the Company's core modeling products and a common software architecture encompassing the Company's expanded family of software products, as well as a reduction in the amount of research and development capitalized during the period. The Company capitalized 3.4% and 7.7% of its total research and development costs during the nine months ended March 31, 1996 and 1995, respectively.


     General and Administrative. General and administrative expenses consist primarily of salaries of administrative, executive, financial and legal personnel, outside professional fees and amortization of intangibles. General and administrative expenses for the nine months ended March 31, 1996 increased 62.7%
to $5.8 million from $3.6 million for the comparable period of fiscal 1995, while remaining relatively constant as a percentage of total revenues at 9.3% and 9.2% for the nine months ended March 31, 1996 and 1995, respectively. The dollar increase principally reflected the growth in the scale and scope of the Company's operations.

     Charge for In-Process Research and Development. In the third quarter of fiscal 1996, the Company recognized a non-recurring charge of $24.4 million for the write-off of in-process research and development in connection with its acquisitions of DMCC and Setpoint.

     Interest Income. Interest income is generated primarily from the sale of software pursuant to installment contracts for off-line modeling software. Under these contracts, the Company offers customers the option to make annual payments for term licenses instead of a single license fee payment at the beginning of the license term. A substantial majority of the off-line modeling customers elect to license these products through installment contracts. The Company believes this election is made principally because the customers prefer to pay for the Company's off-line modeling products out of their operating budgets, rather than out of their capital budgets. Included in the annual payments is an implicit interest charge based upon the interest rate established by the Company at the time of the license. The Company sells a portion of the installment contracts to unrelated financial institutions. The interest earned by the Company on the installment contract portfolio in any one year is the result of the implicit interest established by the Company on installment contracts and the size of the contract portfolio. Interest income for the nine months ended March 31, 1996 increased 33.1% to $2.9 million from $2.2 million for the comparable period of fiscal 1995. Interest income increased as a result of investment of the net proceeds of public offerings completed by the Company in November 1994 and February 1995, a larger installment contract portfolio and an increase in the implicit interest rate charged to customers. During the third quarter of fiscal 1996, the majority of the Company's cash reserves was used to pay the purchase price for the DMCC acquisition and a portion of the purchase price for the Setpoint acquisition.

     Interest Expense. Interest expense is generated from interest charged on the Company's bank line of credit, the MCRC Notes and capital lease obligations. Interest expense for the nine months ended March 31, 1996 increased to $0.7 million from $0.4 million for the comparable period of fiscal 1995. This increase principally reflected a higher level of borrowings under the Company's bank line of credit as a result of borrowings used for payment of a portion of the purchase price for the Setpoint acquisition.

     Provision for Income Taxes. The effective tax rate for the nine months ended March 31, 1996 is calculated as a percentage of income from continuing operations before taxes, exclusive of the non-recurring charge for in-process research and development. The effective tax rate decreased for the nine months ended March 31, 1996 to 38.2% of pretax income from 41.7% for the comparable period of fiscal 1995. This percentage decrease related principally to non-deductible acquisition costs incurred in connection with the ISI acquisition in the nine months ended March 31, 1995.

  Comparison of Fiscal 1995 to Fiscal 1994

     Revenues. Total revenues for fiscal 1995 increased 27.8% to $57.5 million from $45.0 million in fiscal 1994.

     Software license revenues represented 79.4% and 80.1% of total revenues in fiscal 1995 and fiscal 1994, respectively. Revenues from software licenses in fiscal 1995 increased 26.7% to $45.6 million from $36.0 million in fiscal 1994. The growth in software license revenues was attributable primarily to software license renewals covering existing users and to the expansion of existing customer relationships through licenses covering additional users and additional software products, and, to a lesser extent, to the addition of new customers.

     Total revenues from customers outside the United States were $29.8 million or 51.9% of total revenues and $25.5 million or 56.8% of total revenues for fiscal 1995 and fiscal 1994, respectively.

     Revenues from services for fiscal 1995 increased 32.2% to $11.8 million from $9.0 million in fiscal 1994. This increase reflected an increased focus during fiscal 1995 on providing certain high value added consulting and training services to existing customers.

     Cost of Software Licenses. Cost of software licenses in fiscal 1995 increased 7.1% to $2.8 million from $2.6 million in fiscal 1994. Cost of software licenses as a percentage of revenues from software licenses was 6.1% in fiscal 1995 as compared to 7.3% in fiscal 1994, due to spreading fixed production and delivery costs over a larger revenue base and generating a greater portion of sales with minimal royalty costs.

     Cost of Services and Other. Cost of services and other for fiscal 1995 increased 6.1% to $7.5 million from $7.0 million for fiscal 1994. Cost of services and other as a percentage of revenues from services and other decreased to 62.9% in fiscal 1995 from 78.4% in fiscal 1994. This percentage decrease was attributable to the Company's ability to support an increased revenue base with a relatively constant level of consulting, training and other staff.

     Selling and Marketing. Selling and marketing expenses in fiscal 1995 increased 28.4% to $23.2 million from $18.1 million for fiscal 1994 while slightly increasing as a percentage of total revenues to 40.4% from 40.2%. The increase in costs reflects the Company's continued investment in additional direct and technical sales personnel and regional sales offices.

     Research and Development. Research and development expenses during fiscal 1995 increased 39.4% to $11.4 million from $8.2 million in fiscal 1994 while increasing as a percentage of total revenues to 19.8% from 18.1%. The increase in costs reflects continued investment in development of the Company's core products, ASPEN PLUS and SPEEDUP, as well as accelerated investment in the new areas of plant modeling and optimization and polymers modeling. The Company capitalized 8.1% and 9.8% of its total research and development costs during fiscal 1995 and fiscal 1994, respectively.

     General and Administrative. General and administrative expenses in fiscal 1995 increased 15.1% to $5.1 million from $4.5 million in fiscal 1994 while decreasing as a percentage of total revenues to 8.9% from 9.9%. These costs did not grow at the same rate as revenues, as the Company's infrastructure was able to support a larger revenue base.

     Costs Related to Acquisition. In connection with the Company's acquisition of ISI in fiscal 1995, the Company incurred $0.95 million in expenses, primarily due to professional services related to the acquisition.

     Interest Income. Interest income in fiscal 1995 increased 73.0% to $3.1 million from $1.8 million in fiscal 1994. Interest income increased as a result of an increase in the implicit interest rates charged to customers, a larger installment contract portfolio and the investment of the net proceeds of public offerings completed by the Company in November 1994 and February 1995.

     Interest Expense. Interest expense is generated from interest charged on the Company's bank line of credit, subordinated notes payable and capital lease obligations. Interest expense for fiscal 1995 remained relatively constant at $0.6 million in fiscal 1995 from $0.5 million from the same period in fiscal 1994, as the Company's borrowing level increased but its effective rate of total borrowing decreased.

     Provision for Income Taxes. The effective tax rate increased for fiscal 1995 to 40.8% of pretax income from 36.1% for fiscal 1994. This percentage increase related principally to non-deductible acquisition costs incurred during the ISI acquisition in the nine months ended March 31, 1995.

  Comparison of Fiscal 1994 to Fiscal 1993

     Revenues. Total revenues for fiscal 1994 increased 32.8% to $45.0 million from $33.9 million in fiscal 1993. Software license revenues represented 80.1% and 76.3% of total revenues in fiscal 1994 and fiscal 1993, respectively. Revenues from software licenses in fiscal 1994 increased 39.4% to $36.0 million from $25.8 million in fiscal 1993. The growth in software license revenues was attributable primarily to software license renewals covering existing users and to expansion of existing customer relationships through licenses covering additional users and additional software products and, to a large extent, to the addition of new customers. The rate of growth in software license revenues from both existing and new customers is due in part to the significant investment the Company made to expand its worldwide sales organization in the fourth quarter of fiscal 1993 and in fiscal 1994. Total revenues from customers outside the United States were $25.5 million or 56.8% of total revenues for fiscal 1994 and $18.3 million or 53.9% of total revenues for fiscal 1993.

     Revenues from services and other for fiscal 1994 increased 11.5% to $9.0 million from $8.0 million in fiscal 1993. The reduced rate of growth is the result of the expiration in fiscal 1994 of a number of preacquisition contracts of Prosys. Those contracts generally featured levels of annual cancelable services significantly higher than the Company's typical licenses. Service revenues from these contracts decreased by $0.4 million from fiscal 1993 to fiscal 1994. Without giving effect to these preacquisition Prosys contracts, revenues from maintenance and other services increased 19.4% from fiscal 1993 to fiscal 1994, which reflected prior years' growth of software license revenues.

     Cost of Software Licenses. Cost of software licenses in fiscal 1994 increased 33.3% to $2.6 million from $2.0 million in fiscal 1993, primarily due to the growth in software license revenues. Cost of software licenses as a percentage of revenues from software licenses was 7.3% in fiscal 1994 as compared to 7.6% in fiscal 1993.

     Cost of Services and Other. Cost of services and other in fiscal 1994 remained constant from fiscal 1993 at $7.0 million. The Company redeployed certain staff in fiscal 1994 from applications consulting services to the development of new software products primarily in the polymers area. The staffing of the Company's worldwide customer support organization in fiscal 1994 remained relatively constant from fiscal 1993, when the Company completed a significant expansion of its customer support organization.

     Selling and Marketing. Selling and marketing expenses in fiscal 1994 increased 54.1% to $18.1 million from $11.7 million in fiscal 1993 and as a percentage of total revenues to 40.2% from 34.7%. These increases reflected a significant investment, which commenced in the fourth quarter of fiscal 1993 and continued throughout fiscal 1994, in additional direct and technical sales personnel and regional sales offices to expand the Company's worldwide sales organization. The investment in sales personnel and regional sales offices was made to improve the Company's geographic proximity to its customers and was intended to maximize license renewals, further penetrate existing accounts and add new customers.

     Research and Development. Research and development expenses in fiscal 1994 increased 12.3% to $8.2 million from $7.3 million in fiscal 1993 while decreasing as a percentage of total revenues to 18.1% from 21.5%. In fiscal 1994, the Company completed the development of Release 9, a major release of ASPEN PLUS. In connection with Release 9, the Company capitalized approximately $0.8 million (9.2%) of total research and development costs. In fiscal 1993, the Company completed development of the initial release of MAX, the Company's steady-state process modeling software with a more tailored test of engineering capabilities than ASPEN PLUS, and Release 5.4 of SPEEDUP and, as a result, the Company capitalized approximately $0.5 million (6.1%) of total research and development costs for fiscal 1993. The increase in capitalized research and development costs as a percentage of total research and development costs from fiscal 1993 to fiscal 1994 reflected the significant level of development effort required to complete Release 9. Total research and development costs, including capitalized costs, increased in fiscal 1994 due to the Company's investment in two new areas, on-line optimization and polymers, as well as continued development of existing products, including ASPEN PLUS, SPEEDUP and MAX.

     General and Administrative. General and administrative expenses in fiscal 1994 remained constant at $4.5 million from fiscal 1993 and decreased as a percentage of total revenues to 9.9% from 13.4%. This decrease was primarily due to the Company's decision to perform several functions internally which were previously conducted by outside professionals.

     Interest Income. Interest income declined in fiscal 1994 to $1.8 million from $2.0 million in fiscal 1993 as a decrease in the average implicit interest rates charged customers more than offset the increase in interest income resulting from the larger size of the installment contract portfolio.

     Interest Expense. Interest expense in fiscal 1994 remained constant from fiscal 1993 at $0.5 million. The Company's borrowing levels remained relatively constant and interest rates did not vary significantly from fiscal 1993 to fiscal 1994.

     Provision for Income Taxes. The Company's effective tax rate decreased from 36.8% in fiscal 1993 to 36.1% in fiscal 1994. The Company generated fewer income tax credits in fiscal 1994 than in fiscal 1993. See Note 10 of Notes to Consolidated Financial Statements.

  Quarterly Results

     The Company's operating results have fluctuated in the past and may fluctuate significantly in the future. Because the Company ships software products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders for software products, and revenues from software licenses in any quarter are substantially dependent on orders for software products booked in the quarter. Historically, a majority of each quarter's revenues from software licenses has come from license contracts that have been effected in the final weeks of that quarter.

     The revenues for a quarter typically include a number of large orders. If the timing of any of these orders is delayed, it could result in a substantial reduction in revenues for that quarter. Since the Company's expense levels are based in part on its expectations as to future revenues, the Company may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Accordingly, any revenue shortfalls would likely have a disproportionate adverse effect on net income.

     Prior to fiscal 1996, the Company experienced a net loss for the first quarter of each fiscal year, in part because a substantial portion of the Company's revenues is derived from countries other than the United States where business is slow during the summer months, and also in part because of the timing of contract renewals. The Company expects that these factors will continue to affect its operating results. The Company experienced net losses in the first quarter of each fiscal year prior to the first quarter of fiscal 1996, when it recognized net income of $0.5 million. The larger loss in the first quarter of fiscal 1994 resulted in part from the expansion of the Company's worldwide sales organization that began in the fourth quarter of fiscal 1993. This expansion generated additional expenses in the first quarter of fiscal 1994, but had not yet begun to produce significant revenues. The decrease in the net loss in the first quarter of fiscal 1995 compared to the first quarter of fiscal 1994 resulted principally from increased revenues as a result of the expansion of the Company's worldwide sales organization. The Company may continue to experience net losses in the initial quarter of future fiscal years. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

     In addition, in recent years the Company's revenues during the third fiscal quarter, as compared to the immediately preceding quarter, have grown at a slower rate than during the second and fourth fiscal quarters, as compared to their respective immediately preceding quarters. The Company's operating results for the third quarter of fiscal 1996 included a non-recurring charge for in-process research and development of $24.4 million recorded in connection with the acquisitions of DMCC and Setpoint.

        The following table presents selected quarterly statement of income data for fiscal 1994, fiscal 1995 and the first three quarters of fiscal 1996. These data are unaudited but, in the opinion of the Company's management, reflect all adjustments that the Company considers necessary for a fair presentation of these data in accordance with generally accepted accounting principles.
As a result of the acquisitions of DMCC and Setpoint in purchase transactions during the quarter ended March 31, 1996, the quarterly results presented below are not indicative of future results of operations.

                                                                        QUARTER ENDED
                            -----------------------------------------------------------------------------------------------------
                                        FISCAL 1994                          FISCAL 1995                      FISCAL 1996
                            -----------------------------------  -----------------------------------  ---------------------------
                            SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31
                            --------  -------  -------  -------  --------  -------  -------  -------  --------  -------  --------
                                                                   (DOLLARS IN THOUSANDS)

REVENUES:
  Software licenses.......  $ 4,630   $8,782   $9,688   $12,915  $ 7,342   $10,540  $12,072  $15,696  $ 9,927   $13,980  $ 17,923
  Services and other......    1,915    2,477    2,168    2,400     2,360    3,405    3,095    2,988     3,342    3,960     13,169
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
                              6,545   11,259   11,856   15,315     9,702   13,945   15,167   18,684    13,269   17,940     31,092
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
EXPENSES:
  Cost of software
    licenses..............      477      547      612      978       703      643      783      671       591      972        938
  Cost of services and
    other.................    1,711    1,676    1,753    1,887     1,802    1,804    1,887    1,964     1,847    2,140      8,397
  Selling and marketing...    3,772    4,362    4,607    5,354     4,588    5,546    6,089    7,010     6,033    7,071      9,631
  Research and
    development...........    1,977    1,984    1,939    2,259     2,577    2,737    2,668    3,393     3,457    3,731      5,834
  General and
    administrative........    1,055    1,017    1,128    1,260       999    1,203    1,359    1,571     1,288    1,375      3,133
  Costs related to
    acquisition...........       --       --       --       --        --       --       --      950        --       --         --
  Charge for in-process
    research and
    development...........       --       --       --       --        --       --       --       --        --       --     24,421
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
                              8,992    9,586   10,039   11,738    10,669   11,933   12,786   15,559    13,216   15,289     52,354
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
    Income (loss) from
      operations..........   (2,447 )  1,673    1,817    3,577      (967 )  2,012    2,381    3,125        53    2,651    (21,262)
  Interest income, net....      361      328      279      292       434      617      732      751       870      877        434
  Other income
    (expense).............      (38 )    (33 )     12      (36 )     (22 )    (27 )     61       44       (56 )    (17 )      (69)
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
    Income (loss) before
      provision for
      (benefit from)
      income taxes........   (2,124 )  1,968    2,108    3,833      (555 )  2,602    3,174    3,920       867    3,511    (20,897)
  Provision for (benefit
    from) income taxes....     (793 )    713      771    1,397      (231 )  1,084    1,324    1,548       329    1,349      1,339
                            -------   -------  -------  -------  -------   -------  -------  -------  -------   -------  --------
  Net income (loss).......  $(1,331 ) $1,255   $1,337   $2,436   $  (324 ) $1,518   $1,850   $2,372   $   538   $2,162   $(22,236)
                            =======   =======  =======  =======  =======   =======  =======  =======  =======   =======  ========

  Liquidity and Capital Resources

     In recent years, the Company has financed its operations principally through cash generated from sales of securities through private placements and public offerings of its Common Stock, operating activities, the sale of installment contracts to third parties and, at certain times during the year, borrowings under a bank line of credit.

     In the second and third quarters of fiscal 1995, the Company received approximately $17.8 million of net proceeds from its initial public offering and a subsequent public offering. The net proceeds were used for working capital and other general corporate purposes and to pay a portion of the purchase prices of DMCC and Setpoint. A portion of the purchase price of Setpoint was paid through issuance of the Setpoint Note, which the Company expects to repay using a portion of its net proceeds of this offering. See "Use of Proceeds." The Company evaluates on an ongoing basis potential opportunities to acquire or invest in technologies, products or businesses that expand, complement or are otherwise related to the Company's current business and products. The Company has entered into a non-binding term sheet to acquire, in a pooling-of-interests transaction, a private company with twelve employees and technology complementary to the Company's process modeling software products. See "Use of Proceeds."


     In fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, operating activities provided $3.4 million, $3.6 million and $16.7 million of cash, respectively, primarily related to net income and increases in accounts payable, accrued expenses and deferred revenue, offset in part by increases in accounts receivable and installment contracts.

     In recent years, the Company has had arrangements to sell long-term contracts to two financial institutions, General Electric Capital Corporation and Sanwa Business Credit Corporation. These contracts represent amounts due over the life of existing term licenses. During fiscal 1994, installment contracts increased by $4.4 million to $23.1 million, net of $13.9 million of installment contracts sold to General Electric Capital Corporation and Sanwa Business Credit Corporation. During fiscal 1995, installment contracts increased by $8.5 million to $31.6 million, net of $10.2 million of installment contracts sold to General Electric Capital Corporation and Sanwa Business Credit Corporation. During the first nine months of fiscal 1996, installment contracts decreased by $10.0 million to $21.6 million, net of $26.1 million of installment contracts sold to General Electric Capital Corporation and Sanwa Business Credit Corporation. The Company's arrangements with these two financial institutions provide for the sale of installment contracts up to certain limits and with certain recourse obligations. At June 30, 1994, June 30, 1995 and March 31, 1996, the balance of the uncollected principal portion of the contracts sold to these two financial institutions was $26.3 million, $23.3 million and $43.7 million, respectively, for which the Company had partial recourse obligations of $4.2 million, $4.6 million and $11.1 million, respectively. The availability under these arrangements will increase as the financial institutions receive payment on installment contracts previously sold. See Note 11 of Notes to Consolidated Financial Statements.

     The Company maintains a $30.0 million bank line of credit, expiring on December 31, 1998, that provides for borrowings of specified percentages of eligible accounts receivable and eligible current installment contracts. Advances under the line of credit bear interest at a rate (9.0% at April 29, 1996) equal to the bank's prime rate plus a specified margin or, at the Company's option, a rate (7.9% at April 29, 1996) equal to a defined LIBOR rate plus a specified margin. The bank line of credit is secured by a pledge of substantially all of the assets of the Company and its United States subsidiaries. The line of credit agreement requires the Company to provide the bank with certain periodic financial reports and to comply with certain financial tests, including maintenance of minimum levels of consolidated net income before taxes and of the ratio of current assets to current liabilities. As of June 30, 1995 and April 29, 1996, $0 and approximately $19.4 million, respectively, were outstanding under the line of credit. Upon the completion of this offering, the Company expects to repay all of the then-outstanding indebtedness under the bank line of credit, using a portion of the Company's net proceeds of this offering. See "Use of Proceeds."

     An aggregate of $3.7 million in principal amount is outstanding under the MCRC Notes. The principal of the MCRC Notes is due in installments on April 30, 1997 and 1998 and may be prepaid at any time prior to maturity without penalty. The MCRC Notes accrue interest at an annual rate of 9.6%. Joan McArdle, a Vice President of MCRC, is a director of the Company. The Company expects to pay the MCRC Notes in full using a portion of the Company's net proceeds of this offering. See "Use of Proceeds" and "Management."

     The Company's additional commitments as of March 31, 1996 consisted primarily of leases on its headquarters and other facilities. See
"Business -- Facilities." There were no other material commitments for capital or other expenditures. The Company believes that its net proceeds of the sale of Common Stock offered by the Company hereby, together with its current cash balances, availability of sales of its installment contracts, availability under its bank line of credit and cash flows from its operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months.

INFLATION

     Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have significant impact during the fourth quarter of fiscal 1996 or during fiscal 1997.

                                    BUSINESS

     AspenTech is a leading supplier of software products and services for the analysis, design and automation of manufacturing facilities by companies in the process industries, including the chemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries. Process manufacturers use AspenTech's software products and services to design, operate and manage manufacturing processes more efficiently, safely and profitably.

     AspenTech provides a sophisticated, integrated family of software products for use across the entire process manufacturing life-cycle, from "off-line" applications used primarily in research and development and engineering to "on-line" applications used principally in production. The Company's off-line software is used by engineers on desktop computers primarily to simulate and predict manufacturing processes in connection with the design of new facilities or processes and the analysis of existing facilities or processes. AspenTech's on-line software, which is connected directly to plant instrumentation, enables the real-time adjustment of production variables in response to constantly changing operating conditions to improve process efficiency. AspenTech's product offering is classified in three categories: modeling; process information management ("PIM"); and advanced process control ("APC") and optimization. Chemical engineers who work in the off-line research and development and engineering stages of plant and process design and analysis are the principal users of modeling products, while chemical and control engineers who work in the on-line stages of real-time plant operation are the primary users of PIM, APC and optimization software and services.

     The Company's modeling software mathematically simulates and predicts the performance of manufacturing processes under varying equipment configurations and operating conditions, enabling chemical engineers to design cost-effective, efficient processes that comply with environmental and safety requirements. AspenTech's PIM software is used by process manufacturers to gather and analyze large volumes of real-time plant operations data in order to better understand actual performance within a complex process manufacturing facility. PIM software allows customers to compare actual performance with theoretical benchmarks derived from models and to make appropriate adjustments on a real-time basis. AspenTech's APC and optimization software products are designed to enable customers to achieve superior operating performance by continuously adjusting key process variables to maintain optimal target levels under constantly changing conditions. The Company initially became a provider of PIM software and services through its acquisition of ISI in May 1995, and expanded its PIM capabilities through its acquisition of Setpoint in February 1996. AspenTech significantly enhanced its APC and optimization software offerings through the Setpoint acquisition as well as its acquisition of DMCC in January 1996.

     AspenTech couples its software products with design and implementation consulting services in order to market a complete solution to its customers. The Company significantly strengthened its on-line consulting services through its acquisitions of DMCC and Setpoint. AspenTech believes its ability to offer a complete solution of both industry-leading software and sophisticated process engineering expertise is an important source of competitive differentiation.


     AspenTech's customers span a broad range of process industry segments. With more than 750 customers worldwide, AspenTech currently licenses its software to 44 of the 50 largest chemical companies in the world and, as a result of the Company's recent acquisitions of DMCC and Setpoint, 19 of the 20 largest petroleum refiners in the world.


INDUSTRY BACKGROUND

     Companies in the process industries manufacture products as bulk solids, liquids and gases through operations involving chemical reactions, combustion, mixing, separation, and heating and cooling. The process industries include the chemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries. Based on data provided by industry trade groups, the Company estimates that the aggregate worldwide revenues of the process industries exceed $3 trillion, of which the chemicals industry has revenues that exceed $1 trillion and the petroleum segment has revenues in excess of $500 billion.

     In recent years, several factors have dramatically affected the competitiveness and profitability of many sectors of the process industries. Companies in certain process industries, particularly the chemicals industry, have experienced intensified global competition, especially from competitors located close to raw materials sources. In addition, companies in many of the process industries face more stringent environmental and safety regulations. These competitive and regulatory factors, as well as cyclical economic conditions, can have a significant negative effect on the revenues and profits of process manufacturers. Furthermore, while labor-intensive businesses can respond to difficult business conditions by downsizing their workforces, capital-intensive process manufacturers must focus on improving their production processes. Therefore, in order to significantly reduce costs and increase profitability, a process manufacturer must design, manage and operate efficient and cost-effective production processes. In response to competitive, regulatory and economic pressures, companies in the process industries are adopting increasingly sophisticated off-line and on-line tools and methodologies to improve the performance of their facilities.

     Chemical engineering analysis is the fundamental discipline behind the improvement of production processes. Due to the number of variables involved, chemical engineering analysis is complex and calculation intensive. Without the use of process modeling and plant automation software, time and cost constraints force engineers to make simplifying assumptions that may limit the potential improvements to production processes. These constraints may also force engineers to evaluate only parts of the process rather than the whole, or to consider fewer alternative solutions. Process modeling and plant automation software enables engineers to perform these complex calculations simultaneously in order to arrive quickly at better solutions.

     Sophisticated software tools for off-line use that can accurately model a broad range of processes have been available to chemical engineers since the 1980s. Although early versions of the tools required substantial modeling expertise and were limited in scope and complicated to use, in recent years the availability of affordable, powerful desktop computers and intuitive graphical user interfaces has expanded the market of potential users of process modeling software. Moreover, process modeling software can now reliably model highly complex chemical processes, broadening the scope of projects where its use is applicable. These software tools can generate savings significantly in excess of their cost by enabling users to design manufacturing processes with lower raw material usage, decreased energy and capital equipment costs, improved product quality and operating safety, cost-effective regulatory compliance and enhanced engineering productivity. As a result of this improved availability, functionality and cost-efficiency, many companies that previously relied on internally developed models are adopting software products developed by third parties who are better equipped to maintain and enhance these increasingly complex tools.

     In recent years, the use of off-line technology has been complemented by an increasing demand for on-line applications for several reasons. First, the economic rewards for making even small improvements in plant efficiency and safety can be substantial. Second, the benefits of integrated process modeling, information management, process control and optimization techniques are becoming increasingly understood by customers. Third, while sophisticated tools and expertise have not heretofore been widely available, commercial providers are emerging to address these needs. Recent significant advances in software and hardware technology, including the availability of more sophisticated optimization algorithms and updatable graphical user interfaces, have made on-line applications increasingly feasible for a growing number of process manufacturers.

     As a result of the market dynamics in the process industries and the rapidly evolving technology available to improve manufacturing processes, process manufacturers increasingly seek a complete, integrated family of software and services that can be used to design, operate and manage their production processes more effectively.

THE ASPENTECH ADVANTAGE

     The Company believes it is the largest independent supplier of software and service solutions used by companies in the process industries to design, operate and manage their manufacturing processes based on fundamental chemical engineering principles. AspenTech offers its customers in-depth technical expertise encompassing both off-line and on-line applications. By combining its traditional process modeling and optimization capabilities with acquired skills in PIM and APC, AspenTech has created a complete solution designed to provide several key advantages to customers:

     Family of Products Across Full Manufacturing Life-Cycle. AspenTech believes that it offers the most complete family of process modeling and plant automation software tools used across every stage of the production process, from research and development to engineering to production. The Company's software products are designed to achieve improved process efficiency through comparison of off-line predictive models with actual on-line production data and through real-time adjustments to operating parameters in response to constantly changing conditions. The Company significantly enhanced its on-line capabilities through its acquisitions of DMCC and Setpoint, and intends to integrate more fully the acquired APC and optimization tools with its other software products.

     Complete Software and Service Solution. Customers increasingly require expert consulting services to take full advantage of the highly complex software tools being designed for the process industries. AspenTech deploys what it believes is the largest independent organization of control engineers to design and implement custom solutions, in combination with specialized PIM, APC and optimization software products. AspenTech believes its ability to offer its customers a complete solution will be an increasingly important source of competitive differentiation.

     Unparalleled Process Industry Expertise. Over the past 15 years, AspenTech has built a reputation as a leader in process modeling expertise. AspenTech's software products incorporate proprietary solution methods, physical property models and data estimation techniques that enable users to model processes that involve complex chemistry. AspenTech has refined these methods, models and techniques based on continuing relationships with customers who have performed millions of simulations using AspenTech software. The Company has expanded its expertise through its acquisitions of ISI, DMCC and Setpoint, which the Company believes are technological leaders in the PIM, APC and optimization markets. AspenTech believes that the expertise underlying its software products and services will assist it in maintaining and enhancing its reputation as a technological leader across the manufacturing process.

STRATEGY

     AspenTech's strategy is to expand the use of its products and services to enable customers to improve the design, operation and management of their manufacturing processes. The key elements of this strategy are:


     Leverage Breadth and Depth of Customer Base. AspenTech considers its relationships with its existing customers to be an important corporate asset. AspenTech currently has more than 750 commercial customers worldwide, including 44 of the 50 largest chemical companies in the world and 19 of the 20 largest petroleum refiners in the world. The Company has historically derived a significant component of its revenue from additional sales to existing customers. The Company believes it has a significant opportunity to expand its existing customer relationships by adding new licensed users, by offering additional product modules, and by providing consulting and support services. These solutions are marketed by a single, integrated sales force organized by customer account. AspenTech believes that, as a result of its recent acquisitions, significant opportunities exist to cross-sell modeling products to customers of DMCC and Setpoint and to cross-sell PIM, APC and optimization solutions to customers who have historically purchased modeling products from the Company.


     Increase Penetration of Process Industries. In recent years, AspenTech has broadened its penetration of the process industries beyond its traditional leadership in the chemicals segment to include significant shares of the petroleum and pulp and paper markets. Many of the same imperatives and opportunities confront participants in other process industry segments. As the benefits of its solutions are becoming more widely understood by process manufacturers, AspenTech is actively pursuing opportunities to expand the use of its technology in additional vertical markets. AspenTech believes the recent broadening of its software product and service offerings will enable it to reach new customers. Over time, AspenTech will also seek to leverage these new customer relationships by cross-selling its other software product and service offerings.

     Offer Broadest, Integrated Family of Products and Services. AspenTech offers customers a broad family of software products encompassing the full manufacturing life-cycle, enabling customers to add compatible software capabilities as their needs grow. These products can be used as stand-alone solutions or in concert with other software modules. AspenTech offers process manufacturers what it believes is the most advanced product functionality available across a wide range of off-line and on-line applications. The Company intends to integrate further the APC and optimization tools obtained through its acquisitions of DMCC and Setpoint and to integrate future generations of its software products. In addition, AspenTech provides implementation consulting services to ensure that customers can achieve a successful custom solution. In certain of AspenTech's consulting projects, functionality developed in connection with a custom solution has appeared applicable to other customers and has been commercialized by AspenTech. The Company expects this to continue to be one of its sources of new product development and that its ability to offer its customers a complete solution will be an increasingly important source of competitive differentiation.

     Extend Technology Leadership. AspenTech intends to extend its reputation as the technology leader and believes its recent acquisitions of DMCC and Setpoint represent important opportunities to maintain and enhance its differentiating capabilities in the marketplace. AspenTech has pioneered a number of products and algorithms underlying its modeling software. DMCC and Setpoint are technological leaders in real-time applications, engineering and consulting solutions for APC and optimization. AspenTech is creating a single, unified product family that will provide a migration path toward a solution offering the best features and functionality of the combined companies' products. The Company is similarly seeking to integrate the consulting services of AspenTech and its acquired companies.

     Focus on Long-Term Customer Relationships. AspenTech's operating strategy is driven by a long-term approach to customer relationships. AspenTech has historically derived the substantial majority of its revenues from three- to five-year software licenses and renewals of those licenses. While it has recently acquired businesses that have traditionally sold perpetual licenses, Aspen intends to continue to focus on long-term customer relationships in marketing its process modeling and plant automation software products and services. In addition, the Company believes that the consulting services provided by DMCC and Setpoint have enabled them to establish close ties with their customers.

     Capitalize on Emerging On-Line Market. The Company believes that the potential market for on-line applications for process industries, while less mature than the off-line market, may be substantially larger than the potential off-line market. On-line applications complement existing off-line applications and afford recurring incremental savings in day-to-day operations. The Company will seek to continue to develop and expand the market for its PIM, APC and optimization software and services for the emerging on-line market.

CUSTOMERS


     AspenTech currently has over 750 commercial customers worldwide, including 44 of the 50 largest chemical companies in the world and 19 of the 20 largest petroleum refiners in the world. The Company derived more than 50% of its revenues in each of fiscal 1993, fiscal 1994 and fiscal 1995, and approximately 44% of its revenues in the first nine months of fiscal 1996, from customers outside the United States. The following table sets forth a selection of customers of the Company, categorized by process industry, whose agreements with the Company produced at least $250,000 in fees to the Company in fiscal 1995 or fiscal 1996 to date:


CHEMICALS                                            FOOD PRODUCTS
- ---------                                            -------------
Air Products & Chemicals, Inc.                       Cargill Incorporated
BASF AG                                              General Mills, Inc.
The Dow Chemical Company
E.I. du Pont de Nemours & Company, Inc.              PETROLEUM
Elf Atochem                                          ---------
Hoechst AG                                           Arco Products Company
Huls AG                                              Chevron Corporation
Huntsman Corporation                                 Citgo Petroleum Corporation
Lyondell Petrochemical                               Conoco Inc.
Mitsubishi Chemical Corporation                      Corpoven, S.A.
Olin Corporation                                     Marathon Oil Company
Rhone-Poulenc Industrialisation                      Mobil Oil Corporation
Sasol Industries (Pty.) Ltd.                         Neste Oy
Shell International Chemie Mij B.V.                  Phillips Petroleum Company
Sumitomo Chemical Co. Ltd.                           Repsol Petroleo SA
Union Carbide Chemicals and Plastics Company, Inc.   Shell Oil Company
                                                     Star Enterprise
                                                     Sun Refining and Marketing Company
CONSTRUCTION AND ENGINEERING
- ----------------------------                         PHARMACEUTICALS
Bechtel Corporation                                  ---------------
Fluor Daniel, Inc.                                   Ciba-Geigy AG
John Brown Engineers and Constructors B.V.           Eli Lilly and Company
Lurgi AG                                             Fujisawa Pharmaceutical Co., Ltd.
The M.W. Kellogg Company                             Genentech, Inc.
The Ralph M. Parsons Company                         Hoffman-LaRoche, Inc.
UOP                                                  Kyowa-Hakko Kogyo Co., Ltd.
Zimmer AG                                            Merck & Co., Inc.
                                                     Sandoz Technologie AG
CONSUMER PRODUCTS                                    The Upjohn Company
- -----------------
The Procter & Gamble Company                         PULP AND PAPER
3M Company                                           --------------
Unilever Research                                    Union Camp Corporation
                                                     Weyerhaeuser Company
ELECTRIC POWER
- --------------
ABB Stal AB
British Nuclear Fuels plc
Combustion Engineering, Inc.
GEC Alsthom
SGN
Westinghouse Electric Corporation

     No individual customer represented 10% or more of AspenTech's total revenues for fiscal 1993, 1994 or 1995. There can be no assurance that any of the customers listed will continue to license software or purchase services from AspenTech beyond the term of any existing agreement.

PRODUCTS AND SERVICES

     AspenTech is a leading supplier of software products and services for the analysis, design and automation of manufacturing facilities by companies in the process industries. AspenTech's integrated family of software products enables customers to predict accurately and reliably the performance of a manufacturing process in order to design, operate and manage manufacturing processes more efficiently, safely and profitably. These tools are used both off-line by engineers on desktop computers in connection with the design of new facilities and processes and the analysis of existing facilities and processes, and on-line connected directly to plant instrumentation to identify adjustments that can be made on a real-time basis to optimize performance continually in response to changing production conditions. In addition, AspenTech provides expert consulting, training and support services to augment its software expertise and offer a complete solution to its customers. In fiscal 1995, on a pro forma basis giving effect to the acquisitions of DMCC and Setpoint as of the beginning of the year, the Company's revenues from software licenses and revenues from services and other accounted for approximately 49% and 51%, respectively, of its total revenues.

     The principal software products of the Company are set forth below:

- ------------------------------------------------------------------------------------------------
  PRODUCTS             DESCRIPTION                ORIGIN                 PLATFORMS SUPPORTED
- ------------------------------------------------------------------------------------------------
  OFF-LINE SOFTWARE
  ASPEN PLUS           Modeling                   AspenTech              PCs
                       (steady state processes)                          UNIX
                                                                         DEC VMS
                                                                         Cray

  SPEEDUP              Modeling                   AspenTech              PCs
                       (dynamic processes)                               UNIX
                                                                         Cray

  ADVENT               Modeling                   AspenTech              PCs
                       (process synthesis)                               UNIX
- ------------------------------------------------------------------------------------------------
  ON-LINE SOFTWARE
  CIM/21               PIM                        ISI                    PCs
                                                                         UNIX

  SETCIM               PIM                        Setpoint               UNIX
                                                                         DEC VMS

  InfoPlus-X           PIM                        Setpoint               PCs
                                                                         UNIX
                                                                         DEC VMS

  DMC                  APC                        DMCC                   PCs
                                                                         IBM UNIX

  SMCA                 APC                        Setpoint               PCs
                                                                         UNIX
                                                                         DEC VMS

  DMO                  Optimization               DMCC                   PCs
                                                                         UNIX
                                                                         DEC VMS

  RT-OPT               Optimization               AspenTech              UNIX
                                                                         DEC VMS
- ------------------------------------------------------------------------------------------------

  Off-Line Software Products

     The Company offers a number of software products for off-line applications. Off-line software is used primarily to simulate and predict manufacturing processes in connection with the design of new facilities or processes and the analysis of existing facilities or processes. ASPEN PLUS is used to simulate steady state processes in which inputs and conditions are held constant. ASPEN PLUS can be used in concert with SPEEDUP, dynamic process modeling software that simulates processes in which inputs and conditions change over time, such as during plant start-up and shutdown or when feedstocks are adjusted. ADVENT is process synthesis software that minimizes energy consumption and emissions from a manufacturing process. Layered on top of these core, integrated off-line applications are a number of separately sold modules that focus on specialized types of analysis to model separation systems, batch distillation columns, bioprocess operations, polymers processes, and other complex systems.

     Off-line modeling software was AspenTech's principal area of product focus from its founding until the acquisitions of ISI, DMCC and Setpoint. AspenTech typically licenses its modeling software for a term of either three or five years. Currently, the annualized cost for a single U.S.-based user of one of AspenTech's off-line software modules ranges from $10,000 to $30,000, depending on the product and the license term. The license fees charged by AspenTech are typically based on the number of licensed users, with the cost per user declining as the number of licensed seats increases. The license fee includes a separate maintenance component that covers upgrades, revisions or enhancements during the term of the license, as well as customer support.

  On-Line Software Products

     For on-line applications, AspenTech offers a family of products and services that enables customers to better understand and monitor highly complex manufacturing processes on a real-time basis, and to automate the adjustment of operating parameters in response to continually changing conditions for improved process efficiency, safety and cost-effectiveness. AspenTech typically licenses its on-line software for a term of 99 years. AspenTech's PIM products capture, display and analyze plant-wide historical and real-time process data, in order to compare the actual performance to theoretical benchmarks derived from models. The U.S. list price for an entry-level 99-year PIM license is approximately $50,000, and varies depending on the number of points of data being collected. AspenTech's APC and optimization products enable customers to improve the profitability of a manufacturing facility by determining optimal operating parameters and simultaneously adjusting multiple process variables to achieve these targets. The U.S. list price for a 99-year APC or optimization software license for a single process unit or single facility ranges from $50,000 to $200,000.

     The recent acquisitions of ISI, DMCC and Setpoint have created an on-line product family that, at present, contains some overlapping functionality. AspenTech is developing a new generation of products that will offer the best features and functionality from among the various products, provide a migration path for existing customers and further integrate on-line analysis software with AspenTech's off-line modeling software. By so doing, AspenTech believes it will achieve a significant competitive advantage as the only supplier of consistent modeling technology across the full life-cycle of a process, from research and development to engineering to production. There can be no assurance that AspenTech will be successful in enhancing and integrating these software products or that a fully integrated product offering will result in the benefits anticipated. See "Risk Factors -- Integration of DMCC and Setpoint" and
"-- Product Development and Technological Change."

  Consulting Services

     AspenTech couples its on-line software products with design and implementation consulting services in order to market a complete solution to its customers. The emerging on-line market has fewer commercial modeling tools than the off-line market. As a result, current on-line applications typically consist of substantial custom consulting services combined with a small component of standard commercial software. These services are customarily provided pursuant to contracts with engagement terms of approximately 9 to 24 months. The contracts may be priced on either a time and materials or fixed price basis. See "Risk Factors -- Integration of DMCC and Setpoint." The Company believes that, due to customers' growing awareness of the economic benefits of on-line optimization and related activities, the demand for services exceeds the number of trained control engineers that can provide these services. AspenTech's APC and optimization services business, composed of approximately 270 people, which AspenTech believes is the largest group of control engineers in the world, represents a critical resource in its efforts to penetrate the on-line market. The Company's services personnel are also available to support and maintain its off-line software products.

MARKETING AND SALES

     AspenTech employs a direct sales force located in key geographic centers where there are high concentrations of potential business. The Company's sales approach is designed to provide complete solutions to its customers. AspenTech's worldwide sales organization is focused by customer account, with an overall relationship executive responsible for coordinating with regional account managers and sales engineers. In addition, each sales team includes participants from the business development group who are responsible for determining the scope and price of the product or service being offered. AspenTech believes that its seasoned direct sales force, as well as its ability to sell at senior levels within customer organizations, are important competitive distinctions. AspenTech uses sales agents to leverage its direct sales force and provide local coverage and first-line support in areas of lower customer concentration. The Company also supplements its direct sales efforts with a variety of marketing initiatives, including user groups and a triennial conference, ASPENWORLD.

     AspenTech devotes substantial resources to increasing the penetration of its products within existing customers. AspenTech has developed global technology partnerships with a select group of customers that use modeling extensively, whereby they meet on a regular basis with AspenTech's senior technical and managerial staffs to help shape technical direction. Current global technology partners include Air Products & Chemicals, Inc., BASF AG, Daicel Chemical Industries, Ltd., The Dow Chemical Company, E.I. du Pont de Nemours & Company, Inc., Elf Atochem, General Electric Company, Hoechst AG, Hoechst Celanese Corporation, Huls AG, Mitsubishi Chemical Corporation, Rhone-Poulenc Industrialisation and Union Carbide Chemicals and Plastics Company, Inc.

     AspenTech licenses its software products at a substantial discount to universities that agree to use such products in teaching and research, in order to stimulate future demand once the students enter the workplace. Currently, more than 350 universities use its software products in undergraduate instruction.

COMPETITION

     The Company's software products compete with software tools that are internally developed by companies in the process industries and with certain modeling, PIM, APC and optimization software products that are sold by a number of commercial suppliers. Increasingly, companies in the process industries are recognizing that it is inefficient and uneconomical for them to continue to develop and support this software, and many of them are now deploying commercial software products alongside their internally developed tools.

     AspenTech's primary commercial competitors in the process modeling software market are Simulation Sciences, Inc., Hyprotech, Ltd. and Chemstations, Inc. In the PIM market, AspenTech primarily competes with Oil Systems Inc. and Biles and Associates and, to a lesser extent, with digital control system vendors such as Honeywell Inc. In the APC and optimization markets, AspenTech competes with the Profimatics and Icotron divisions of Honeywell Inc., which primarily sell digital control system hardware, as well as with the Simcon division of ABB Asea Brown Boveri (Holding) Ltd. Several smaller competitors, including the Litwin Engineering division of Raytheon Company, Treiber Control and Cambridge Control Ltd., focus exclusively on the APC market. Emergence of a new competitor or the consolidation of existing competitors could adversely affect the Company's business, operating results and financial condition. Certain competitors also supply related hardware products to existing and potential customers of AspenTech, and may have established relationships that afford the competitors an advantage in supplying software and services to those customers.

     AspenTech believes that it competes favorably by offering the broadest range of integrated off-line and on-line modeling software and services, and that its size, technology and industry expertise will continue to provide it with a marketplace advantage over niche suppliers focused on a single element of the solution or companies that primarily sell hardware. The Company's continued success depends on its ability to compete effectively with its commercial competitors and to persuade prospective customers to use the Company's products and services instead of, or in addition to, software developed internally or services provided by their own personnel. In light of these factors, there is no assurance that the Company will be able to maintain its competitive position. See "Risk Factors -- Competition."

PRODUCT DEVELOPMENT

     AspenTech's most important product development objective is to build upon the technical leadership of its software products both individually and as an integrated solution. Product development activities focus on adding new chemical engineering analysis and plant operations capabilities, developing new ease-of-use features and enhancing the user interface, taking advantage of new hardware capabilities and major new software industry developments, more tightly integrating AspenTech's family of software products and integrating those software products with other tools. AspenTech is currently focusing significant efforts on the development of native Windows 95 and Windows NT versions of all of its software products, as well as on the continued integration of its family of software products, including products acquired through the DMCC and Setpoint acquisitions.

     AspenTech's approach to Windows is based on a client-server architecture. AspenTech is developing Windows 95 and Windows NT clients for all of its software products, with simulation and database servers running on Windows NT, UNIX and DEC VMS. The objective of the Windows development is to capitalize on Windows interoperability and customization capabilities, as well as to provide highly intuitive graphical user interfaces. A native Windows development environment is used to ensure full support of all Windows features and the object linking and embedding (OLE) architecture. See "Risk Factors -- Migration to Microsoft Windows."

     In parallel with the Windows project, AspenTech is working to integrate the overlapping products in each business area by combining the best components from the existing products under a Windows graphical user interface. In addition, AspenTech is working to develop an open, distributed object component architecture for all AspenTech products, with the products sharing common components and allowing incorporation of customer or third-party components. A central Software Engineering and Architecture department has been created to facilitate and coordinate component development.

PROPRIETARY RIGHTS

     The Company regards its software as proprietary and relies on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect its proprietary rights. AspenTech has received a United States patent for the expert guidance system in its proprietary graphical user interface. The Company has registered or applied to register certain of its significant trademarks in the United States.

     The Company generally enters into non-disclosure agreements with its employees and customers, and historically has restricted access to its software products' source codes, which it regards as proprietary information. In a few cases, the Company has provided copies of the source code for certain products to customers solely for the purpose of special customization of the products and has deposited copies of the source code for certain products in third-party escrow accounts as security for on-going service and license obligations. In these cases, the Company relies on nondisclosure and other contractual provisions to protect its proprietary rights.

     AspenTech distributes its products under non-exclusive and typically nontransferable license agreements that grant customers the right to use AspenTech's products, typically for a term of either three or five years in the case of modeling software products or for a term of 99 years in the case of PIM, APC and optimization software products. The license agreements contain various provisions that protect AspenTech's ownership of the products and the confidentiality of the underlying technology.

     The laws of certain countries in which the Company's products are distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The laws of many countries in which the Company licenses its products protect trademarks solely on the basis of registration. The Company currently possesses a limited number of trademark registrations in certain foreign jurisdictions and does not possess, and has not applied for, any foreign copyright or patent registrations. The Company derived more than 50% of its revenues in each of fiscal 1993, fiscal 1994 and fiscal 1995, and approximately 44% of total revenues in the first nine months of fiscal 1996, from customers outside the United States.

     There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company could incur substantial costs in protecting and enforcing its intellectual property rights. Moreover, from time to time third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. In such an event, the Company may be required to incur significant costs in litigating a resolution to the asserted claims. There can be no assurance that such a resolution would not require that the Company pay damages or obtain a license of a third party's proprietary rights in order to continue licensing its products as currently offered or, if such a license is required, that it will be available on terms acceptable to the Company.

     AspenTech believes that, due to the rapid pace of innovation within the industry, factors such as the technological and creative expertise of its personnel, the quality of its products, the quality of its technical support and training courses, and the frequency of software product enhancements are more important to establishing and maintaining a technology leadership position within the industry than the various legal protections for its software products and technology.

     See "Risk Factors -- Dependence on Proprietary Technology."

EMPLOYEES


     As of March 31, 1996, AspenTech had a total of 920 full-time employees, of which 446 were employed by DMCC and Setpoint. None of AspenTech's employees is represented by a labor union. AspenTech has experienced no work stoppages and believes that its employee relations are good.


     AspenTech's future success depends to a significant extent on the continued service of Lawrence B. Evans, the Company's chief executive officer, its other executive officers and certain technical, managerial and marketing personnel. The Company believes that its future success will also depend on its continuing ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that AspenTech can retain its key employees or that it can attract, assimilate or retain other highly qualified technical and commercial personnel in the future. To date, seven of the original eight founders of AspenTech are still employed by AspenTech and are active in its management. See "Risk
Factors -- Dependence on Key Personnel."

FACILITIES

     AspenTech's principal offices occupy an aggregate of approximately 85,000 square feet of office space in Cambridge, Massachusetts, and AspenTech is obligated, in October 1997, to lease an additional 16,000 square feet of office space in the same building where its principal offices are located. AspenTech's lease of the premises of its principal office expires on September 30, 2002. In addition, AspenTech and its subsidiaries lease office space in Charlotte, North Carolina; Brecksville and Cincinnati, Ohio; Houston, Texas; Bothell, Washington; Brussels, Belgium; Calgary, Alberta, Canada; Cambridge and Warrington, England; Hong Kong; Tokyo, Japan; Best, Leiden and Wassenaar, The Netherlands; Singapore; and other locations of its sales and customer support offices. AspenTech believes that its existing facilities are adequate for its needs currently and for the reasonably foreseeable future and that, if additional space is needed, such space will be available on acceptable terms.

LITIGATION

     AspenTech is not a party to any material litigation.

                                   MANAGEMENT

     The executive officers and directors of the Company, and their respective ages as of
April 29, 1996, are as follows:

NAME                                       AGE                     POSITION
- ----                                       ---                     --------

Lawrence B. Evans........................  61      Chairman of the Board of Directors and
                                                   Chief Executive Officer

Joseph F. Boston.........................  59      President and Director

Herbert I. Britt.........................  50      Senior Vice President, Corporate Product
                                                   Planning and Development

Mary A. Palermo..........................  38      Executive Vice President, Finance and
                                                   Chief Financial Officer

Joel B. Rosen............................  38      Executive Vice President, Marketing and
                                                   New Businesses

Gresham T. Brebach, Jr...................  55      Director

Douglas R. Brown(1)(2)...................  41      Director

Joan C. McArdle(1)(2)....................  44      Director

Alison Ross..............................  35      Director

William C. Rousseau......................  82      Director

- ---------------
(1) Member of Audit Committee of the Board of Directors

(2) Member of Compensation Committee of the Board of Directors

     Lawrence B. Evans, the principal founder of the Company, has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since 1984. He also served as Treasurer of the Company from 1984 through February 1995 and as President from the inception of the Company until 1984. Mr. Evans was a Professor of Chemical Engineering at Massachusetts Institute of Technology ("M.I.T.") from 1962 to 1990 and was the principal investigator for the Advanced System for Process Engineering ("ASPEN") Project at M.I.T., which extended from 1976 to 1981. Mr. Evans holds a B.S. in Chemical Engineering from the University of Oklahoma, and an M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan.

     Joseph F. Boston, a founder of the Company, has served as President of the Company since 1984 and as a director since 1981. Mr. Boston served as both the Principal Engineer and as an Associate Project Manager from 1977 to 1981 of the ASPEN Project at M.I.T. Mr. Boston holds a B.S. in Chemical Engineering from Washington University, and a Ph.D. in Chemical Engineering from Tulane University.

     Herbert I. Britt, a founder of the Company, has served as Senior Vice President, Corporate Product Planning and Development since January 1996, and since the Company's inception has led its product development efforts in various capacities. From 1981 to March 1991, he served as Vice President, Product Development, and from April 1991 to January 1996, he served as Senior Vice President, Product Management. From 1977 to 1981, he was an Associate Project Manager for the ASPEN Project at M.I.T. Mr. Britt holds a B.S. and Ph.D. in Chemical Engineering from the University of Missouri.

     Mary A. Palermo has served as Chief Financial Officer since May 1989. She joined the Company in November 1987 as Director of Finance, and was promoted to Vice President in May 1989, to Senior Vice President, Finance in June 1993 and to Executive Vice President, Finance in December 1995. From 1979 to 1982, Ms. Palermo held several positions at Arthur Andersen & Co. Ms. Palermo holds a B.S. in Accounting from Boston College and is a C.P.A.

     Joel B. Rosen has served as Executive Vice President, Marketing and New Businesses since December 1995. He joined the Company as Director of Marketing in August 1988, and was promoted to Vice President, Marketing in April 1991, to Senior Vice President, Marketing in June 1993 and to Senior Vice President,

Marketing and New Businesses in July 1994. From 1984 to 1988, Mr. Rosen held several positions at Bain & Company. Mr. Rosen holds an A.B. in Economics from Harvard College and an M.B.A. from the Harvard Graduate School of Business Administration.

     Gresham T. Brebach, Jr. has served as a director of the Company since August 1995. Since January 1995, Mr. Brebach has been Executive Vice
President -- Client Services of Renaissance Solutions, Inc., a provider of management consulting and client/server systems integration services. From August 1994 to December 1994, Mr. Brebach operated his own consulting firm, Brebach and Associates. From April 1993 to August 1994, Mr. Brebach served as Executive Vice President of Digital Consulting, the management consulting division of Digital Equipment Corporation. From December 1989 to April 1993, Mr. Brebach was a Director in the Consumer and Industrial Products sector of McKinsey & Company, a management consulting firm.

     Douglas R. Brown has served as a director of the Company since 1986. Mr. Brown was appointed the President, Chief Executive Officer and Director of Advent International Corporation, a venture capital investment firm, in January 1996. Mr. Brown previously served as Chief Investment Officer of Advent International Corporation since 1994, as well as Senior Vice President and Managing Director -- Europe since 1990. Mr. Brown holds a B.S. in Chemical Engineering from M.I.T. and an M.B.A. from the Harvard Graduate School of Business Administration.

     Joan C. McArdle has served as a director of the Company since July 1994. Since 1985 she has been a Vice President of MCRC, a Boston-based investment company that is a creditor and warrant holder of the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Ms. McArdle holds an A.B. in English from Smith College.

     Alison Ross has been a director of the Company since February 1996. Ms. Ross is the President of Smart Finance & Co., an investment banking consulting firm she founded in January 1995. As described below, Smart Finance & Co. provides advisory services to the Company from time to time. From September 1992 to January 1995, Ms. Ross was a Principal of Montgomery Securities. From September 1991 through August 1992, Ms. Ross served as Special Assistant to the Secretary of the Cabinet in the Executive Office of the President of the United States, as part of a one-year appointment as a White House Fellow. From 1986 to August 1991, she was a Vice President of Goldman, Sachs & Co. Ms. Ross holds an S.B. in Economics and an S.M. in Management from M.I.T.

     William C. Rousseau has been a director of the Company since 1982. Mr. Rousseau retired in 1974 as Vice President and Director of the Badger Company, Inc., an engineering firm. He holds a B.A. in Chemistry from Stanford University and an M.A. in Chemical Engineering from M.I.T.

     The Company's Board of Directors is divided into three classes, with one class of directors elected each year at the annual meeting of stockholders for a three-year term of office. All directors of one class hold their positions until the annual meeting of stockholders at which the terms of the directors in such class expire and until their respective successors are elected and qualified. Messrs. Brown and Rousseau serve in the class whose terms expire in 1996; Mr. Evans and Ms. McArdle serve in the class whose terms expire in 1997; and Mr. Boston, Mr. Brebach and Ms. Ross serve in the class whose terms expire in 1998. Executive officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors or until their successors are duly elected and qualified.

     Since April 1995, Smart Finance & Co., an investment banking consulting firm founded and operated by Ms. Ross, has provided certain consulting services to the Company. For the first nine months of fiscal 1996, the fees of Smart Finance & Co. for services provided to the Company totalled approximately $38,000. In addition, Smart Finance & Co. is providing certain advisory services to the Company in connection with the offering made hereby in consideration for a fee payable by the Company in an amount equal to 0.15% of the gross proceeds of this offering to the Company and Selling Stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by each of the Selling Stockholders as of April 29, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby.

                                               SHARES
                                         BENEFICIALLY OWNED                        SHARES TO BE
                                              PRIOR TO                          BENEFICIALLY OWNED
                                             OFFERING(1)          NUMBER OF      AFTER OFFERING(1)
                                         -------------------     SHARES BEING   -------------------
NAME                                     NUMBER      PERCENT       OFFERED      NUMBER      PERCENT
- ----                                     -------     -------     ------------   -------     -------
Lawrence B. Evans(2)...................  430,773       5.3%         20,000      410,773       4.4%
Wayne Martin...........................  197,547       2.4          98,763       98,784       1.1
Max Morgan.............................  197,546       2.4          98,763       98,783       1.1
Joseph F. Boston(3)....................  174,968       2.2          17,066      157,902       1.7
Herbert I. Britt(4)....................  156,071       1.9          15,211      140,860       1.5
Mary A. Palermo(5).....................   91,091       1.1           8,835       82,256         *
Joel B. Rosen(6).......................   81,334       1.0           7,862       73,472         *
Other Selling Stockholders (three
  individuals), each beneficially
  owning less than 1.0% of the shares
  outstanding prior to the
  offering(7)..........................   37,478         *          18,500       18,978         *

- ---------------
 *  Percentage of shares beneficially owned is less than 1.0%.

(1) The number of shares of Common Stock deemed outstanding prior to this offering consists of 8,090,494 shares outstanding as of April 29, 1996. The number of shares of Common Stock deemed outstanding after this offering includes an additional 1,250,000 shares of Common Stock being offered for sale by the Company in this offering and an additional 20,697 shares being acquired for sale by Selling Stockholders in this offering upon exercise of stock options. Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 230,250 shares of Common Stock from the Company and certain Selling Stockholders. Unless otherwise noted, each person identified possesses sole voting and investment power with respect to shares subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days are treated as outstanding only for purposes of determining the number and percent of shares owned by such person.

(2) Includes 656 shares subject to stock options exercisable within 60 days of April 29, 1996 and 100 shares held by Beverley Evans, the wife of Mr. Evans. Mr. Evans disclaims beneficial ownership of the 100 shares held by Beverley Evans. Mr. Evans is the Chairman of the Board and Chief Executive Officer of the Company.

(3) Includes 418 shares subject to stock options exercisable within 60 days of April 29, 1996. Mr. Boston is the President of the Company.

(4) Includes 418 shares subject to stock options exercisable within 60 days of April 29, 1996. Mr. Britt is the Senior Vice President, Corporate Product Planning and Development of the Company.

(5) Includes 83,325 shares subject to stock options exercisable within 60 days of April 29, 1996. Ms. Palermo is the Executive Vice President, Finance and Chief Financial Officer of the Company. Ms. Palermo will exercise options to acquire all of the shares being offered by her hereby.

(6) Includes 80,257 shares subject to stock options exercisable within 60 days of April 29, 1996 and 350 shares held by a trust of which Mr. Rosen is a co-trustee. Mr. Rosen is the Executive Vice President, Marketing and New Businesses of the Company. Mr. Rosen will exercise options to acquire all of the shares being offered by him hereby.

(7) Includes 5,825 shares subject to stock options exercisable within 60 days of April 29, 1996. Such options will be exercised to acquire 4,000 shares being offered hereby.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, $0.10 par value per share, and 10,000,000 shares of Preferred Stock, $0.10 par value per share. As of April 29, 1996, there were 8,090,494 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. In addition, there were outstanding stock options to acquire 1,522,579 shares of Common Stock and outstanding warrants to acquire 81,925 shares of Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of Directors may elect all of the Directors standing for election. Subject to preferential dividend rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to the holders of Common Stock, subject to any prior rights of any outstanding Preferred Stock. Holders of Common Stock have no cumulative voting rights nor any preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares offered hereby by the Company upon completion of this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to cause the Company to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such series. Any such series of Preferred Stock, if so determined by the Board of Directors, may have full voting rights with the Common Stock or superior or limited voting rights, and may be convertible into Common Stock or another security of the Company.

     The Company has granted to the Board of Directors the authority to cause the Company to issue Preferred Stock and to determine the rights and preferences thereof in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Effect of Certain Charters and By-Law Provisions and Anti-Takeover Provisions; Possible Issuances of Preferred Stock."

WARRANTS

     As of the date hereof, MCRC and five consultants of the Company hold warrants to purchase an aggregate of 81,925 shares of the Company's Common Stock. Warrants are currently exercisable for 78,925 shares of Common Stock, and warrants will become exercisable for an additional 1,500 shares of Common Stock on each of June 1, 1996 and June 1, 1997. The warrants expire on dates from April 1998 to June 2001, and have exercise prices ranging from $4.00 to $6.67 per share. MCRC is entitled to certain registration rights in respect of the shares of Common Stock issuable upon exercise of their respective warrants. See "Registration Rights."

REGISTRATION RIGHTS

     Certain persons and entities have rights with respect to the registration of Common Stock under the Securities Act. Immediately after the closing of this offering, those rights will cover a total of 307,567 shares of Common Stock (the "Registrable Shares"), which will include 60,000 shares of Common Stock issuable upon exercise of warrants. In general, the holders of 305,777 of the Registrable Shares have the right to require the Company to prepare and file from time to time a registration statement under the Securities Act with respect to their Registrable Shares and the Company will be required to use its best efforts to effect such registration, subject to certain conditions and limitations. In addition, in the event that the Company proposes to register any shares of its Common Stock under the Securities Act for its own account or the account of other stockholders at any time or times, subject to certain exceptions, the Company must, upon the written request of a holder of any Registrable Shares, use its best efforts to cause to be registered under the Securities Act all the Registrable Shares requested to be registered. The Company is not, however, required to register Registrable Shares in excess of the amount, if any, of Common Stock which the principal underwriter of an underwritten offering shall reasonably and in good faith agree in writing to include in such offering.

MASSACHUSETTS LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Certain Antitakeover Provisions. The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an antitakeover law. In general, this statute prohibits a Massachusetts corporation with more than 200 stockholders from engaging in a "business combination" with "interested stockholders" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time the stockholder becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the corporation's voting stock. A "business combination" includes a merger, consolidation, certain stock or asset sales, and certain other specified transactions resulting in a financial benefit to the interested stockholder. The Company may at any time elect not to be governed by Chapter 110F by amending its Restated Articles of Organization and By-Laws by a vote of a majority of the stockholders entitled to vote, but such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

     In addition, Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions," applies to the Company and provides, in general, that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of such corporation may not vote such stock unless the other stockholders of such corporation so authorize.

     Massachusetts General Laws Chapter 156B, Section 50A, requires that publicly held Massachusetts corporations that have not "opted out" of Section 50A have a classified board of directors consisting of three classes as nearly equal in size as possible. Section 50A also provides that directors who are so classified shall be subject to removal by the stockholders only for cause. The Company's Amended and Restated By-Laws contain provisions which reflect Section 50A.

     The Company's Restated Articles of Organization contain a provision authorizing a class of Preferred Stock, the terms of which may be fixed from time to time by the Board of Directors, without further shareholder approval. See "Preferred Stock."

     Certain provisions of Massachusetts law, the Company's Restated Articles of Organization and its By-Laws would make more difficult or discourage a proxy contest or the acquisition of control by a holder of a substantial block of the Company's Common Stock or the removal of the incumbent Board of Directors and could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, because such provisions also have the effect of discouraging accumulations of large blocks of the Company's Common Stock by purchasers whose objective is to have such Common Stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's Common Stock that are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their Common Stock at a temporarily higher market price.

     Reference is made to the full text of the foregoing statutes, the Company's Restated Articles of Organization and its By-Laws for their entire terms. The partial summary contained in this Prospectus is not intended to be complete.

     See "Risk Factors -- Effect of Certain Charter and By-Law Provisions and Anti-Takeover Provisions; Possible Issuances of Preferred Stock."

     Elimination of Monetary Liability for Officers and Directors. The Company's Restated Articles of Organization also incorporate certain provisions permitted under the Massachusetts General Laws relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or authorization of distributions in violation of the Restated Articles of Organization or of loans to officers or directors of the Company or any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

     Indemnification of Officers and Directors. The Company's By-Laws contain provisions to indemnify the directors, officers, employees or other agents of the Company to the fullest extent permitted by the Massachusetts General Laws. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as directors or officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Fleet National Bank.

                                  UNDERWRITING

     Montgomery Securities, Cowen & Company and William Blair & Company, L.L.C. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial price to public less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                NUMBER OF
    UNDERWRITER                                                  SHARES
    -----------                                                 ---------
    Montgomery Securities.....................................
    Cowen & Company...........................................
    William Blair & Company, L.L.C. ..........................
                                                                ---------
              Total...........................................  1,535,000
                                                                =========

     The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow to selected dealers a concession of not more than $     per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $     per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject any order in whole or in part. The Underwriters may offer the shares of Common Stock through a selling group.

     In connection with this offering, the Underwriters and selling group members, if any, may engage in passive market making transactions in shares of Common Stock on the Nasdaq National Market, immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the shares of Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the shares of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 203,910 and 26,340 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial 1,535,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise the option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The closing of this offering is subject to certain conditions, including receipt by the Underwriters of certain certificates, legal opinions, comfort letters from the Company's independent public accountants and other information, all as more specifically described in the Underwriting Agreement. This offering may be commenced in anticipation of satisfying these conditions, but there can be no assurance that all of the conditions to closing will be satisfied and failure to satisfy such conditions may result in termination of this offering.

     The Company, each of its executive officers and directors, and each of the Selling Stockholders have entered, or will enter, into lock-up agreements providing that they will not, within 90 days after the date of this Prospectus, sell or offer to sell or otherwise dispose of any shares of Common Stock (including shares purchasable upon exercise of options), or any right to acquire such shares, without the prior written consent of Montgomery Securities or each of the Underwriters, other than shares sold in this offering or in the Company's earlier public offerings. In addition, the Company may issue additional shares of Common Stock pursuant to its existing stock purchase plans and may grant options and rights to purchase shares of Common Stock under its existing stock option plans.

     The Common Stock trades on the Nasdaq National Market under the symbol "AZPN."

     Montgomery Securities acted as financial advisor to the Company in connection with the Company's acquisitions of ISI, DMCC and Setpoint and may serve as financial advisor to the Company in connection with future transactions.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.


                                    EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of June 30, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1993, 1994 and 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The balance sheet of DMCC as of December 31, 1995 and the related statements of income, stockholders' equity and cash flows for the year then ended incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated January 5, 1996, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said report. The balance sheet of DMCC as of December 31, 1994 and the related statements of income and retained earnings and cash flow for the year then ended incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated January 5, 1996, as amended, have been audited by Kelley, Ranshaw & Co., Houston, Texas, independent public accountants, as indicated in their report with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated balance sheets of Setpoint and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholder's equity and cash flows for the years then ended incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated January 5, 1996, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said report.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                         INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----

CONSOLIDATED FINANCIAL STATEMENTS:

  Report of Independent Public Accountants...........................................   F-2

  Consolidated Balance Sheets as of June 30, 1994, 1995 and March 31, 1996
     (Unaudited).....................................................................   F-3

  Consolidated Statements of Operations for the Years Ended June 30, 1993, 1994 and
     1995 and for the Nine Months Ended March 31, 1995 and 1996 (Unaudited)..........   F-5

  Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1993,
     1994 and 1995 and for the Nine Months Ended March 31, 1996 (Unaudited)..........   F-6

  Consolidated Statements of Cash Flows for the Years Ended June 30, 1993, 1994 and
     1995 and for the Nine Months Ended March 31, 1995 and 1996 (Unaudited)..........   F-7

  Notes to Consolidated Statement of Operations......................................   F-8

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION:

  Pro Forma Combined Condensed Statement of Operations for the Year Ended
     June 30, 1995...................................................................   F-24

  Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended
     March 31, 1996..................................................................   F-25

  Notes to Pro Forma Combined Condensed Statement of Operations......................   F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Aspen Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Aspen Technology, Inc. (a Massachusetts corporation) and subsidiaries as of June 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Technology, Inc. and subsidiaries as of June 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
July 28, 1995

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                    CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                     JUNE 30,           MARCH 31,
                                                                ------------------    --------------
                                                                 1994       1995           1996
                                                                -------    -------    --------------
                                                                                       (UNAUDITED)
                           Assets
Current Assets:
  Cash and cash equivalents..................................   $ 2,488    $ 4,189       $  6,322
  Short-term investments.....................................        --     16,122             42
  Accounts receivable, net of reserves of $84 in 1994 and
     1995 and $563 in 1996...................................     8,698     11,759         35,814
  Unbilled receivables.......................................        --         --          4,645
  Current portion of long-term installments receivable, net
     of unamortized discount of $723 in 1994, $735 in 1995
     and $652 in 1996........................................    10,211     12,242          9,902
  Deferred tax asset.........................................        --         --          2,014
  Prepaid expenses and other current assets..................       984      1,764          3,919
                                                                -------    -------       --------
          Total current assets...............................    22,381     46,076         62,658
                                                                -------    -------       --------
Long-term Installments Receivable, net of unamortized
  discount of $3,147 in 1994, $5,690 in 1995 and $3,287 in
  1996.......................................................    12,852     19,324         11,726
                                                                -------    -------       --------
Property and Leasehold Improvements, at cost:
  Building and improvements..................................        --         --          2,997
  Computer equipment.........................................     7,104      9,042         15,723
  Purchased software.........................................     1,524      1,791          2,690
  Furniture and fixtures.....................................     1,375      1,669          2,864
  Leasehold improvements.....................................       308        374          1,226
                                                                -------    -------       --------
                                                                 10,311     12,876         25,500
  Less -- Accumulated depreciation and amortization..........     6,137      8,255         10,485
                                                                -------    -------       --------
                                                                  4,174      4,621         15,015
                                                                -------    -------       --------
Computer Software Development Costs, net of accumulated
  amortization of $2,543 in 1994, $3,173 in 1995 and $3,698
  in 1996....................................................     1,248      1,644          1,579
                                                                -------    -------       --------
Land.........................................................        --         --            925
                                                                -------    -------       --------
Long-term Investments........................................        --      2,524             --
                                                                -------    -------       --------
Intangible Assets, net of accumulated amortization of $583
  in 1996....................................................        --         --          9,752
                                                                -------    -------       --------
Other Assets.................................................     1,354      1,508          1,878
                                                                -------    -------       --------
                                                                $42,009    $75,697       $103,533
                                                                =======    =======       ========

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                    CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                     JUNE 30,          MARCH 31,
                                                                 -----------------   --------------
                                                                  1994      1995          1996
                                                                 -------   -------   --------------
                                                                                      (UNAUDITED)
              Liabilities and Stockholders' Equity
Current Liabilities:
  Current portion of long-term debt and capital
     lease obligations.......................................... $   647   $   475      $    518
  Accounts payable..............................................   1,499     1,980         3,916
  Accrued expenses..............................................   4,605     6,084        11,413
  Unearned revenue..............................................   1,418     1,484         7,620
  Deferred revenue..............................................   4,183     4,994         7,367
  Deferred income taxes.........................................   2,255     3,465         8,629
  Note payable..................................................      --        --         3,500
                                                                 -------   -------      --------
          Total current liabilities.............................  14,607    18,482        42,963
                                                                 -------   -------      --------
Long-term Debt and Capital Lease Obligations, less current
  portion.......................................................     576        87        17,287
                                                                 -------   -------      --------
Subordinated Notes Payable to a Related Party...................   2,000     4,000         3,690
                                                                 -------   -------      --------
Deferred Revenue, less current portion..........................   4,593     6,498         8,516
                                                                 -------   -------      --------
Other Liabilities...............................................     401       802           901
                                                                 -------   -------      --------
Deferred Income Taxes, less current portion.....................   2,676     4,039         5,887
                                                                 -------   -------      --------
Commitments and Contingencies (Notes 9 and 10)
Stockholders' Equity:
  Class A convertible preferred stock, $10.00 par value --
     Authorized, issued and outstanding -- 5,000 shares at June
       30, 1994 and no shares at June 30, 1995 and March 31,
       1996.....................................................      50        --            --
  Class B convertible preferred stock, $1.00 par value --
     Authorized -- 105,000 shares at June 30, 1994 and no shares at June 30, 1995 and March 31, 1996
     Issued and outstanding -- 101,986 shares at June 30, 1994
       and no shares at June 30, 1995 and March 31, 1996........     102        --            --
  Series C-1 convertible preferred stock, $.10 par value --
     Authorized -- 1,000,000 shares at June 30, 1994 and no
       shares at June 30, 1995 and March 31, 1996
     Issued and outstanding -- 250,000 shares at June 30, 1994
       and no shares at June 30, 1995 and March 31, 1996........      25        --            --
  Common stock, $.10 par value --
     Authorized -- 15,000,000 shares
     Issued -- 3,504,665 shares, 7,789,718 shares and 8,084,844
       shares in 1994, 1995 and 1996, respectively..............     350       779           809
  Additional paid-in capital....................................  17,929    37,439        39,800
  Retained earnings (deficit)...................................    (398)    4,091       (15,445)
  Cumulative translation adjustment.............................    (390)     (300)         (373)
  Receivable from stockholder for stock issued..................     (15)       --            --
  Treasury stock, at cost -- 114,594 shares of common stock in
     1994, 115,198 shares of common stock in 1995 and 1996......    (497)     (502)         (502
  Unrealized gain on investments................................      --       282            --
                                                                 -------   -------      --------
          Total stockholders' equity............................  17,156    41,789        24,289
                                                                 -------   -------      --------
                                                                 $42,009   $75,697      $103,533
                                                                 =======   =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF OPERATIONS
                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                  NINE MONTHS ENDED
                                                YEAR ENDED JUNE 30,                   MARCH 31,
                                        ------------------------------------   -----------------------
                                           1993         1994         1995         1995         1996
                                        ----------   ----------   ----------   ----------   ----------
                                                                                     (UNAUDITED)
REVENUES:
  Software licenses...................  $   25,833   $   36,015   $   45,649   $   29,954   $   41,830
  Services and other..................       8,034        8,960       11,849        8,861       20,471
                                        ----------   ----------   ----------   ----------   ----------
                                            33,867       44,975       57,498       38,815       62,301
                                        ----------   ----------   ----------   ----------   ----------
EXPENSES:
  Cost of software licenses...........       1,961        2,614        2,799        2,129        2,501
  Cost of services and other..........       6,957        7,027        7,458        5,494       12,384
  Selling and marketing...............      11,744       18,095       23,233       16,223       22,735
  Research and development............       7,268        8,159       11,375        7,981       13,022
  General and administrative..........       4,529        4,460        5,132        3,562        5,796
  Charge for in-process research and
     development......................          --           --           --           --       24,421
  Costs related to acquisition........          --           --          950           --           --
                                        ----------   ----------   ----------   ----------   ----------
                                            32,459       40,355       50,947       35,389       80,859
                                        ----------   ----------   ----------   ----------   ----------
          Income (loss) from
            operations................       1,408        4,620        6,551        3,426      (18,558)
Foreign Currency Exchange Gain
  (Loss)..............................          47          (56)          34           13         (148)
Income (Loss) on Equity in Joint
  Ventures............................          --          (39)          22           --           10
Interest Income.......................       2,012        1,789        3,095        2,177        2,897
Interest Expense on Subordinated Notes
  Payable to a Related Party..........        (319)        (283)        (369)        (273)        (277)
Other Interest Expense................        (213)        (246)        (192)        (122)        (443)
                                        ----------   ----------   ----------   ----------   ----------
          Income (loss) from
            continuing operations
            before provision for
            income taxes..............       2,935        5,785        9,141        5,221      (16,519)
Provision for Income Taxes............       1,081        2,087        3,725        2,177        3,017
                                        ----------   ----------   ----------   ----------   ----------
          Income (loss) from
            continuing operations.....       1,854        3,698        5,416        3,044      (19,536)
Discontinued Operations:
  Loss from operations of discontinued
     PRODABAS business (net of
     applicable income tax benefit of
     $24).............................         (40)          --           --           --           --
  Loss on disposal of PRODABAS
     business (net of applicable
     income tax benefit of $151)......        (532)          --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------
          Net income (loss)...........  $    1,282   $    3,698   $    5,416   $    3,044   $  (19,536)
                                        ==========   ==========   ==========   ==========   ==========
Net Income (Loss) per Common and
  Common Equivalent Share:
  Income from continuing operations...  $     0.31   $     0.58   $     0.70   $     0.40   $    (2.51)
  Discontinued operations.............       (0.09)          --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------
          Net income (loss)...........  $     0.22   $     0.58   $     0.70   $     0.40   $    (2.51)
                                        ==========   ==========   ==========   ==========   ==========
Weighted Average Number of Common and
  Common Equivalent Shares
  Outstanding.........................   6,469,373    6,544,903    7,781,021    7,539,827    7,793,027
                                        ==========   ==========   ==========   ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES


                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                         FOR THE YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                                             AND THE NINE MONTHS ENDED MARCH 31, 1996
                                                 (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        CLASS A, CLASS B AND
                                                                             SERIES C-1
                                                                             CONVERTIBLE
                                                                           PREFERRED STOCK          COMMON STOCK
                                                                        ---------------------   ---------------------   ADDITIONAL
                                                                         NUMBER                  NUMBER       $.10       PAID-IN
                                                                        OF SHARES   PAR VALUE   OF SHARES   PAR VALUE    CAPITAL
                                                                        ---------   ---------   ---------   ---------   ----------
BALANCE, JUNE 30, 1992................................................    356,986     $ 177     3,375,434      $338       $17,375
 Issuance of common stock under employee stock purchase plans.........         --        --        77,963         7           181
 Exercise of stock options............................................         --        --         6,450         1             5
 Sale of treasury stock...............................................         --        --            --        --            24
 Repayment of receivable from stockholder for stock issued............         --        --            --        --            --
 Translation adjustment...............................................         --        --            --        --            --
 Dividend distributions to stockholders relating to acquired
   Subchapter S corporation, net......................................         --        --            --        --            --
 Net income...........................................................         --        --            --        --            --
                                                                         --------     -----     ---------      ----       -------
BALANCE, JUNE 30, 1993................................................    356,986       177     3,459,847       346        17,585
 Issuance of common stock under employee stock purchase plans.........         --        --        20,218         2            79
 Exercise of stock options............................................         --        --        24,600         2            80
 Purchase of treasury stock...........................................         --        --            --        --            --
 Sale of treasury stock...............................................         --        --            --        --           185
 Repayment of receivable from stockholder for stock issued............         --        --            --        --            --
 Translation adjustment...............................................         --        --            --        --            --
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................         --        --            --        --            --
 Net income...........................................................         --        --            --        --            --
                                                                         --------     -----     ---------      ----       -------
BALANCE, JUNE 30, 1994................................................    356,986       177     3,504,665       350        17,929
 Issuance of common stock in public offerings, net of issuance costs
   of $1,223..........................................................         --        --     1,550,000       155        17,694
 Issuance of common stock under employee stock purchase plans.........         --        --        36,032         4           241
 Exercise of stock options and warrants...............................         --        --       344,231        35         1,147
 Liquidation of fractional shares.....................................         --        --            --        --            --
 Conversion of preferred stock to common stock........................   (356,986)     (177)    2,354,790       235           (58)
 Purchase of treasury stock...........................................         --        --            --        --            --
 Repayment of receivable from stockholder for stock issued............         --        --            --        --            --
 Translation adjustment...............................................         --        --            --        --            --
 Unrealized market gain on investments................................         --        --            --        --            --
 Tax benefit on exercise of nonqualified stock options................         --        --            --        --           486
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................         --        --            --        --            --
 Net income...........................................................         --        --            --        --            --
                                                                         --------     -----     ---------      ----       -------
BALANCE, JUNE 30, 1995................................................         --        --     7,789,718       779        37,439
 Issuance of common stock.............................................         --        --        33,385         3         1,061
 Issuance of common stock under employee stock purchase plans.........         --        --        25,110         3           471
 Exercise of stock options and warrants...............................         --        --       236,631        24           829
 Realized gain on investments.........................................         --        --            --        --            --
 Translation adjustment...............................................         --        --            --        --            --
 Net loss.............................................................         --        --            --        --            --
                                                                         --------     -----     ---------      ----       -------
BALANCE, MARCH 31, 1996 (UNAUDITED)...................................         --     $  --     8,084,844      $809       $39,800
                                                                         ========     =====     =========      ====       =======


                                                                                                RECEIVABLE
                                                                                                   FROM         TREASURY STOCK
                                                                        RETAINED   CUMULATIVE   STOCKHOLDER   ------------------
                                                                        EARNINGS   TRANSLATION   FOR STOCK     NUMBER
                                                                        (DEFICIT)  ADJUSTMENT     ISSUED      OF SHARES   AMOUNT
                                                                        --------   ----------   -----------   ---------   ------
BALANCE, JUNE 30, 1992................................................  $ (5,061)     $(348)       $ (40)      114,885    $(288)
 Issuance of common stock under employee stock purchase plans.........        --         --           --            --       --
 Exercise of stock options............................................        --         --           --            --       --
 Sale of treasury stock...............................................        --         --          (30)       (7,500)      16
 Repayment of receivable from stockholder for stock issued............        --         --           40            --       --
 Translation adjustment...............................................        --         67           --            --       --
 Dividend distributions to stockholders relating to acquired
   Subchapter S corporation, net......................................      (344)        --           --            --       --
 Net income...........................................................     1,282         --           --            --       --
                                                                        --------      -----        -----       -------    -----
BALANCE, JUNE 30, 1993................................................    (4,123)      (281)         (30)      107,385     (272)
 Issuance of common stock under employee stock purchase plans.........        --         --           --            --       --
 Exercise of stock options............................................        --         --           --            --       --
 Purchase of treasury stock...........................................        --         --           --        71,304     (382)
 Sale of treasury stock...............................................        --         --         (304)      (64,095)     157
 Repayment of receivable from stockholder for stock issued............        --         --          319            --       --
 Translation adjustment...............................................        --       (109)          --            --       --
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................        27         --           --            --       --
 Net income...........................................................     3,698         --           --            --       --
                                                                        --------      -----        -----       -------    -----
BALANCE, JUNE 30, 1994................................................      (398)      (390)         (15)      114,594     (497)
 Issuance of common stock in public offerings, net of issuance costs
   of $1,223..........................................................        --         --           --            --       --
 Issuance of common stock under employee stock purchase plans.........        --         --           --            --       --
 Exercise of stock options and warrants...............................        --         --           --            --       --
 Liquidation of fractional shares.....................................        --         --           --            32       --
 Conversion of preferred stock to common stock........................        --         --           --            --       --
 Purchase of treasury stock...........................................        --         --           --           572       (5)
 Repayment of receivable from stockholder for stock issued............        --         --           15            --       --
 Translation adjustment...............................................        --         90           --            --       --
 Unrealized market gain on investments................................        --         --           --            --       --
 Tax benefit on exercise of nonqualified stock options................        --         --           --            --       --
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................      (927)        --           --            --       --
 Net income...........................................................     5,416         --           --            --       --
                                                                        --------      -----        -----       -------    -----
BALANCE, JUNE 30, 1995................................................     4,091       (300)          --       115,198     (502)
 Issuance of common stock.............................................        --         --           --            --       --
 Issuance of common stock under employee stock purchase plans.........        --         --           --            --       --
 Exercise of stock options and warrants...............................        --         --           --            --       --
 Realized gain on investments.........................................        --         --           --            --       --
 Translation adjustment...............................................        --        (73)          --            --       --
 Net loss.............................................................   (19,536)        --           --            --       --
                                                                        --------      -----        -----       -------    -----
BALANCE, MARCH 31, 1996 (UNAUDITED)...................................  $(15,445)     $(373)       $  --       115,198    $(502)
                                                                        ========      =====        =====       =======    =====


                                                                        UNREALIZED        TOTAL
                                                                          GAIN ON     STOCKHOLDERS'
                                                                        INVESTMENTS       EQUITY
                                                                        -----------   --------------
BALANCE, JUNE 30, 1992................................................     $  --         $ 12,153
 Issuance of common stock under employee stock purchase plans.........        --              188
 Exercise of stock options............................................        --                6
 Sale of treasury stock...............................................        --               10
 Repayment of receivable from stockholder for stock issued............        --               40
 Translation adjustment...............................................        --               67
 Dividend distributions to stockholders relating to acquired
   Subchapter S corporation, net......................................        --             (344)
 Net income...........................................................        --            1,282
                                                                           -----         --------
BALANCE, JUNE 30, 1993................................................        --           13,402
 Issuance of common stock under employee stock purchase plans.........        --               81
 Exercise of stock options............................................        --               82
 Purchase of treasury stock...........................................        --             (382)
 Sale of treasury stock...............................................        --               38
 Repayment of receivable from stockholder for stock issued............        --              319
 Translation adjustment...............................................        --             (109)
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................        --               27
 Net income...........................................................        --            3,698
                                                                           -----         --------
BALANCE, JUNE 30, 1994................................................        --           17,156
 Issuance of common stock in public offerings, net of issuance costs
   of $1,223..........................................................        --           17,849
 Issuance of common stock under employee stock purchase plans.........        --              245
 Exercise of stock options and warrants...............................        --            1,182
 Liquidation of fractional shares.....................................        --               --
 Conversion of preferred stock to common stock........................        --               --
 Purchase of treasury stock...........................................        --               (5)
 Repayment of receivable from stockholder for stock issued............        --               15
 Translation adjustment...............................................        --               90
 Unrealized market gain on investments................................       282              282
 Tax benefit on exercise of nonqualified stock options................        --              486
 Dividend distributions to stockholders relating to acquired
   Subchapter
   S corporation, net.................................................        --             (927)
 Net income...........................................................        --            5,416
                                                                           -----         --------
BALANCE, JUNE 30, 1995................................................       282           41,789
 Issuance of common stock.............................................        --            1,064
 Issuance of common stock under employee stock purchase plans.........        --              474
 Exercise of stock options and warrants...............................        --              853
 Realized gain on investments.........................................      (282)            (282)
 Translation adjustment...............................................        --              (73)
 Net loss.............................................................        --          (19,536)
                                                                           -----         --------
BALANCE, MARCH 31, 1996 (UNAUDITED)...................................     $  --         $ 24,289
                                                                           =====         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (IN THOUSANDS)


                                                                                                         NINE MONTHS ENDED
                                                                             YEAR ENDED JUNE 30,             MARCH 31,
                                                                         ----------------------------   -------------------
                                                                          1993      1994       1995       1995       1996
                                                                         -------   -------   --------   --------   --------
                                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................................  $ 1,282   $ 3,698   $  5,416   $  3,044   $(19,536)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities --
      Depreciation and amortization....................................    1,529     2,038      2,748      2,010      3,338
      Charge for in process research and development...................       --        --         --         --     24,421
      Deferred income taxes............................................      951     1,175      2,573      1,601      3,012
      Loss on disposal of discontinued operations......................      532        --         --         --         --
      Changes in assets and liabilities, net of acquisitions --
        Accounts receivable............................................     (614)   (3,174)    (3,061)    (5,942)    (7,234)
        Prepaid expenses and other current assets......................     (191)     (109)      (780)      (607)       453
        Long-term installments receivable..............................   (3,364)   (4,396)    (8,503)      (120)     9,938
        Accounts payable and accrued expenses..........................      (28)    1,489      2,446      1,114     (1,427)
        Unearned revenue...............................................      833       558         66        (17)     1,476
        Deferred revenue...............................................      984     2,166      2,716      1,241      2,211
                                                                         -------   -------   --------   --------   --------
          Net cash provided by operating activities....................    1,914     3,445      3,621      2,324     16,652
                                                                         -------   -------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and leasehold improvements......................   (2,032)     (972)    (2,565)    (1,864)    (3,653)
  Increase in computer software development costs......................     (515)     (888)    (1,026)      (664)      (460)
  (Increase) decrease in other assets..................................       19      (454)      (154)      (179)       (97)
  (Increase) decrease in investment securities.........................       --        --    (18,364)   (16,814)    18,322
  Increase (decrease) in other liabilities.............................      (80)      (57)       401         85        101
  Payment for the acquisitions of DMCC and Setpoint, net of cash
    acquired...........................................................                                       --    (44,723)
                                                                         -------   -------   --------   --------   --------
        Net cash used in investing activities..........................   (2,608)   (2,371)   (21,708)   (19,436)   (30,510)
                                                                         -------   -------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock.............................................       --        --     17,849     17,849      1,064
  Issuance of common stock under employee stock purchase plans.........      188        81        245         --        474
  Exercise of common stock options and warrants........................        6        82      1,182        399        853
  Purchase of treasury shares..........................................       --      (382)        (5)        (5)        --
  Sale of treasury shares..............................................       10        38         --         --         --
  Repayment of notes receivable for stock issued.......................       40       319         15         15         --
  Proceeds from subordinated note payable to related party.............       --        --      2,000      2,000         --
  Payment of subordinated note payable to related party................       --        --         --         --       (310)
  Payments of long-term debt and capital lease obligations.............     (413)     (860)      (661)    (1,078)    (2,542)
  Borrowings from bank line of credit..................................       --        --         --        564     16,525
  Dividend distributions to stockholders relating to acquired
    Subchapter S corporation, net......................................     (344)       27       (927)      (241)        --
                                                                         -------   -------   --------   --------   --------
        Net cash provided by (used in) financing activities............     (513)     (695)    19,698     19,503     16,064
                                                                         -------   -------   --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH................................       67      (109)        90        114        (73)
                                                                         -------   -------   --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................   (1,140)      270      1,701      2,505      2,133
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.........................    3,358     2,218      2,488      2,488      4,189
                                                                         -------   -------   --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................  $ 2,218   $ 2,488   $  4,189   $  4,993   $  6,322
                                                                         =======   =======   ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for income taxes...........................................  $    73   $   660   $    600   $    631   $  1,250
                                                                         =======   =======   ========   ========   ========
  Cash paid for interest...............................................  $   532   $   540   $    524   $    374   $    819
                                                                         =======   =======   ========   ========   ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Increase in equipment under capital lease obligations................  $   212   $ 1,020   $     --   $     --   $    100
                                                                         =======   =======   ========   ========   ========
  Increase in additional paid-in capital and decrease in accrued expenses relating to the tax benefit of exercise of nonqualified
    stock options......................................................  $    --   $    --   $    486   $     --   $     --
                                                                         =======   =======   ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS RELATED TO ACQUISITIONS:
  During 1996, the Company acquired certain companies as described in
    Note 3. These acquisitions are summarized as follows:
    Fair value of assets acquired, excluding cash......................  $    --   $    --   $     --   $     --   $ 48,319
    Payments in connection with the acquisitions, net of cash
      acquired.........................................................       --        --         --         --     44,723
                                                                         -------   -------   --------   --------   --------
        Liabilities assumed............................................  $    --   $    --   $     --   $     --   $  3,596
                                                                         =======   =======   ========   ========   ========
  In May 1995, the Company acquired Industrial Systems, Inc., which was accounted for as a pooling of interests.


  The accompanying notes are an integral part of these consolidated financial statements.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(1)  OPERATIONS

     Aspen Technology, Inc. (the Company), develops and markets process modeling and automation software and services internationally to the process industries. The Company's principal products are used to simulate manufacturing processes in the chemicals, petroleum, pharmaceuticals, pulp and paper, electric power, and food and consumer products industries. The Company's services include application consulting services on a contract basis, hot line assistance and training courses.

(2)  SIGNIFICANT ACCOUNTING POLICIES

  (a) Interim Financial Statements

     The accompanying consolidated balance sheet as of March 31, 1996, the consolidated statements of operation and cash flows for the nine months ended March 31, 1995 and 1996, and the consolidated statement of stockholders' equity for the nine months ended March 31, 1996 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of results to be expected for the entire year.

  (b) Principles of Consolidation

     The accompanying consolidated financial statements include the results of operations of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of less than three months.

  (d) Short-Term Investments

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective July 1, 1994. The adoption of SFAS No. 115 had no material effect on the Company's financial position or results of operations.

     Under SFAS No. 115, securities purchased to be held for indefinite periods of time, and not intended at the time of purchase to be held until maturity, are classified as available-for-sale securities. Securities classified as available-for-sale are required to be recorded at market value in the financial statements. Unrealized gains and losses have been accounted for as a separate component of stockholders' equity. Investments held as of March 31, 1996 consist of money market investment funds of $42,000.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(2)  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (e) Depreciation and Amortization

     The Company provides for depreciation and amortization, computed using the straight-line and declining balance methods, by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

                                                                ESTIMATED
                ASSET CLASSIFICATION                           USEFUL LIFE
                --------------------                           -----------
          Building and improvements........................      7-30 Years
          Computer equipment...............................      3-10 Years
          Purchased software...............................         3 Years
          Furniture and fixtures...........................      3-10 Years
          Leasehold improvements...........................   Life of Lease

  (f) Land

     In connection with the acquisition of Setpoint, Inc., (Note 3(c)) the Company acquired land that is being held for investment purposes. The land is recorded at its appraised value at the date of acquisition.

  (g) Revenue Recognition

     The Company recognizes revenue from software licenses upon the shipment of its products, pursuant to a signed noncancelable license agreement. In the case of license renewals, revenue is recognized upon execution of the renewal license agreement. The Company has no other significant vendor obligations or collectibility risk associated with its product sales.

     The Company recognizes revenue from postcontract customer support ratably over the period of the postcontract arrangement. The Company accounts for insignificant vendor obligations by deferring a portion of the revenue and recognizing it either ratably as the obligations are fulfilled or when the related services are performed. If significant application development services are performed in connection with the purchase of a license, the license fees are recognized as the application development services are completed.

     Service revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of costs (primarily labor) incurred to date as compared to the estimated total costs (primarily labor) for each contract. Service revenues from time and expense contracts and consulting and training revenue are recognized as the related services are performed. Services that have been performed but for which billings have not been made are recorded as unbilled receivables, and unrecognized billings are recorded as unearned revenue in the accompanying consolidated balance sheets. Other service revenues are recognized as the related services are performed.

     Installments receivable represent the present value of future payments related to the financing of noncancelable term license agreements that provide for payment in installments over a one- to five-year period. A portion of the revenue from each installment agreement is recognized as interest income in the accompanying consolidated statements of operations. The interest rates in effect for the years ended June 30, 1993, 1994, 1995 and the nine months ended March 31, 1996 were 9.5%, 9.75%, 11% to 12%, and 11% to 12%, respectively.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(2)  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (h) Computer Software Development Costs

     In compliance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, certain computer software development costs are capitalized in the accompanying consolidated balance sheets. Capitalization of computer software development costs begins upon the establishment of technological feasibility. Amortization of capitalized computer software development costs is included in cost of revenues and is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product, not to exceed three years. Total amortization expense charged to operations was approximately $247,000, $497,000, $630,000, $505,000 and $524,000 in fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1995 and 1996, respectively.

  (i) Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. Foreign currency exchange and translation gains or losses for certain wholly owned subsidiaries are credited or charged to the accompanying consolidated statements of operations since the functional currency of the subsidiaries is the U.S. dollar. This determination of functional currency is based on these subsidiaries' financial dependence on the Company.

     The Company translates the assets and liabilities of certain other subsidiaries at the rates of exchange in effect at year-end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited to or charged to the cumulative translation adjustment account, included in stockholders' equity in the accompanying consolidated balance sheets, since their functional currency is their local currency. This determination of functional currency is based on the subsidiaries' relative financial and operational independence from the Company.

     At June 30, 1994 and 1995 and March 31, 1996, the Company had long-term installments receivable of approximately $4,890,000, $6,072,000 and $5,458,000 denominated in foreign currencies. The March 31, 1996 installments receivable mature through July 2000 and have been hedged with specific foreign currency contracts. The Company records a foreign currency gain or loss at the time the Company enters into the foreign currency contract. There have been no material gains or losses recorded relating to hedge contracts for the periods presented.

  (j) Net Income (Loss) per Common and Common Equivalent Share

     Net income (loss) per common and common equivalent share is computed using the pro forma weighted average number of common and dilutive common equivalent shares outstanding during each period, assuming conversion of all classes of convertible preferred stock into common stock. Stock issued after September 1, 1993 and common stock issuable pursuant to stock options or warrants granted after September 1, 1993 have been reflected as outstanding for all periods presented, before the Company's initial public offering of common stock, using the treasury stock method required by the Securities and Exchange Commission. Other shares of stock issuable pursuant to stock options and warrants have been included where their effect is dilutive. Fully diluted earnings per common share are not presented, as they are not materially different from primary earnings per share. Dilutive common equivalent shares consist of convertible preferred stock, stock options and stock warrants (using the treasury stock method). For the nine months ended March 31, 1996, common equivalent shares have not been included since their effect would be antidilutive.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(2)  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (k) Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (l) Concentration of Credit Risk

     SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk concentrations. Financial instruments, that potentially subject the Company to concentration of credit risk are principally cash and cash equivalents, investments and accounts receivable. The Company places its cash and cash equivalents and investments in highly rated institutions. Concentration of credit risk with respect to receivables is limited to certain customers (end users and distributions) to which the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers, hedges specific foreign receivables and routinely sells its receivables to financial institutions with and without recourse. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

(3)  ACQUISITIONS

  (a) Industrial Systems, Inc. (ISI)

     In May 1995, the Company acquired Industrial Systems, Inc. (ISI), a supplier of open systems Process Information Management (PIM) software for large-scale process manufacturing environments. The Company exchanged 645,188 shares of its common stock for all outstanding shares of ISI common stock. Outstanding ISI options were converted into options to purchase 13,040 shares of the Company's common stock. The acquisition has been accounted for as a pooling of interests. Accordingly, the consolidated financial statements of the Company have been prepared to give retroactive effect to the combination with ISI. The Company incurred approximately $950,000 of expenses related to this acquisition, which was charged to operations in the accompanying fiscal 1995 consolidated statement of operations. Unaudited pro forma condensed statements of operations for the years ended June 30, 1993 and 1994 are as follows (in thousands):

                                                 ASPEN      ISI      COMBINED
                                                -------    ------    --------
        Year Ended 1993 --
          Revenues...........................   $30,473    $3,394    $33,867
                                                =======    ======    =======
          Net income.........................   $ 1,258    $   24    $ 1,282
                                                =======    ======    =======
        Year Ended 1994 --
          Revenues...........................   $37,230    $7,745    $44,975
                                                =======    ======    =======
          Net income.........................   $ 2,538    $1,160    $ 3,698
                                                =======    ======    =======

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(3)  ACQUISITIONS -- (CONTINUED)
  (b) Dynamic Matrix Control Corporation (DMCC)

     On January 5, 1996, the Company acquired 80.7% of the outstanding shares of common stock of DMCC, and on February 8, 1996, the Company acquired the remaining 19.3% of DMCC common stock, for an aggregate purchase price of $20,139,000 in cash and the assumption of certain expenses related to the acquisition. DMCC is a supplier of on-line automation and information management software and services to companies in process manufacturing industries.

     This acquisition was accounted for as a purchase, and accordingly, the results of operations of DMCC from January 5, 1996 forward are included in the Company's consolidated statements of operations. The portion of the purchase price allocated to in-process research and development was based on an independent appraisal. Such in-process research and development projects had not yet reached technological feasibility and had no alternative future use as of January 5, 1996. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands):

        DESCRIPTION                                        AMOUNT             LIFE
        -----------                                        -------            ----
        Purchased in-process research and development...   $ 9,521             --
        Existing technology.............................     1,740          5 Years
        Other intangibles...............................     1,066         5-10 Years
        Building........................................       627          30 Years
        Uncompleted contracts...........................       596     Life of contracts
                                                           -------
                                                            13,550
        Net book value of tangible assets acquired less
          liabilities assumed...........................     8,080
                                                           -------
                                                            21,630
        Less -- Deferred taxes..........................     1,491
                                                           -------
                                                           $20,139
                                                           =======

  (c) Setpoint, Inc. (Setpoint)

     On February 9, 1996, the Company acquired all of the outstanding shares of Setpoint for an aggregate purchase price of $28,180,000 in cash and the assumption of certain expenses related to the acquisition. The purchase price is subject to certain downward adjustments based on the net worth of Setpoint as of December 31, 1995. Based on the tangible net worth identified in the audited consolidated balance sheet as of December 31, 1995, the purchase price could be adjusted downward by up to $900,000. Setpoint supplies on-line automation and information management software and services to companies in process manufacturing industries.

     This acquisition was accounted for as a purchase, and accordingly, the results of operations of Setpoint from February 9, 1996 forward are included in the Company's consolidated statements of operations. The portion of the purchase price allocated to in-process research and development was based on an independent appraisal. Such in-process research and development projects had not yet reached technological feasibility and

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(3)  ACQUISITIONS -- (CONTINUED)

had no alternative future use as of February 9, 1996. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands):

        DESCRIPTION                                        AMOUNT             LIFE
        -----------                                        -------            ----
        Purchased in-process research and development...   $14,900             --
        Existing technology.............................     3,308          5 Years
        Other intangibles...............................     1,709         5-10 Years
        Goodwill........................................     1,418          10 Years
        Uncompleted contracts...........................       504     Life of contracts
                                                           -------
                                                            21,839
        Net book value of tangible assets acquired net
          of liabilities assumed........................     8,384
                                                           -------
                                                            30,223
        Less -- Deferred taxes..........................     2,043
                                                           -------
                                                           $28,180
                                                           =======

  (d) Unaudited Pro Forma Combined Results

     The following table represents selected unaudited pro forma combined financial information for the Company, DMCC, and Setpoint, assuming the companies had combined at the beginning of fiscal 1995 (in thousands except per share data).
                                               YEAR ENDED        NINE MONTHS ENDED    NINE MONTHS ENDED
                                            JUNE 30, 1995(1)     MARCH 31, 1995(1)    MARCH 31, 1996(1)
                                            -----------------    -----------------    -----------------
     Pro forma revenue...................       $114,730             $81,331              $101,360
     Pro forma net income................          4,243               1,889                 4,248
     Pro forma net income per common and
       common equivalent share...........       $   0.55             $  0.25              $   0.50
     Pro forma weighted average common
       and common equivalent share.......          7,781               7,540                 8,538

- -------------------------
(1) Does not reflect the charge for in-process research and development and nonrecurring acquisition charges.

  (e) Supplemental Pro Forma Information

     In addition to the unaudited pro forma combined results included in Note 3(d) above, supplementary pro forma information reflecting the actual results of the Company, including the non-recurring write-off of in-process research and development and adjusted for the intended repayment of outstanding debt (discussed in Use of Proceeds on page 10) with the corresponding reduction of the actual interest expense, net of income taxes, using proceeds from the sale of common stock being offered by this prospectus, pro forma net income (loss) for the year ended June 30, 1995 and the nine months ended March 31, 1996 would be $5,634 and $(19,202), respectively. The resulting earnings (loss) per share would be $0.72 and $(2.42), respectively.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(4)  LINE OF CREDIT

     As of June 30, 1995, the Company maintained a revolving line-of-credit facility with a bank with borrowings limited to the lesser of $10,000,000 or a percentage of qualified accounts and installments receivable, as defined.

     On February 6, 1996, the Company amended the revolving line-of-credit agreement with a bank which raised the borrowing limit from $10,000,000 to $30,000,000 subject to existing limitations. The commitment fee for the unused portion of the revolving line of credit ranges from .25% to .50%, based on the financial position of the Company, as defined, and is payable quarterly. A portion of the outstanding borrowings bears interest on the basis of the applicable LIBOR rate, as defined (7.9% as of March 31, 1996), the remaining borrowings under the line of credit bear interest at the bank's prime rate (8.25% as of March 31, 1996) plus .75%, and is payable monthly in arrears. The line of credit is secured by a pledge of substantially all of the assets of the Company and its United States subsidiaries. The line is subject to certain covenants, including profitability and operating ratios, as defined. As of March 31, 1996, the Company had an available borrowing base of $30,000,000, of which $16,525,000 was outstanding and $4,131,000 was reserved for a standby letter of credit securing a note payable (see Note 5) and certain performance bonds relating to service contracts. The line of credit expires on December 31, 1998.

(5)  NOTE PAYABLE

     In connection with the acquisition of Setpoint, the Company assumed approximately $5,200,000 of intercompany debt payable to the former parent of Setpoint. Upon the closing of the acquisition, the Company paid approximately $1,700,000 of this debt and signed a note for the remaining balance of $3,500,000. The note accrues interest at a rate of 6% per year. All principal and accrued interest is payable in one lump sum on November 9, 1996. This obligation is secured by a standby letter of credit for the face amount of the note.

(6)  CAPITAL LEASE OBLIGATIONS

     The Company has numerous capital lease arrangements. These obligations accrue interest at rates ranging from 8.5% to 17.0% and are payable in various monthly installments of principal and interest ranging from $422 to $22,409, expiring on various dates through December 2000.

     Maturities are as follows (in thousands):

                                                                              AMOUNT
                                                                              ------
          Year Ending June 30,
            1996...........................................................   $  253
            1997...........................................................      301
            1998...........................................................      301
            1999...........................................................      191
            2000...........................................................      124
            Thereafter.....................................................      184
                                                                              ------
                                                                               1,354

          Less -- Amount representing interest.............................      222
                                                                              ------
                                                                              $1,132
                                                                              ======

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(7) SUBORDINATED NOTES PAYABLE TO A RELATED PARTY

     As of March 31, 1996, the Company has $3,690,000 outstanding on subordinated notes payable to an outside investor, of which a director of the Company is an officer. The notes are payable, $2,000,000 on April 30, 1997 and $1,690,000 on April 30, 1998, with interest at 9.6%, payable quarterly.

     The notes are subordinate to the bank line of credit, as defined, and the note payable. The Company is subject to certain covenants under the terms of these notes, including certain financial covenants. In addition, under the terms of these notes, the Company is prohibited from paying any cash dividends. The notes may be prepaid at any time prior to maturity without penalty.

(8) CONVERTIBLE PREFERRED STOCK

     The Company's Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue, from time to time, up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such series. Any such series of preferred stock, if so determined by the Board of Directors, may have full voting rights with the common stock or superior or limited voting rights, and may be convertible into common stock or another security of the Company.

(9)  COMMON STOCK

  (a) Public Offerings

     Effective November 1, 1994, the Company completed its initial public offering of common stock. In this offering, the Company sold 1,500,000 shares of its common stock for net proceeds to the Company of approximately $17.2 million. Upon the closing of the initial public offering, all shares of convertible preferred stock were converted into 2,354,790 shares of common stock.

     On February 14, 1995, the Company completed a public offering of common stock, raising net proceeds to the Company of approximately $600,000 from the sale of 50,000 shares of its common stock and the exercise of certain options and warrants.

  (b) Warrants

     During fiscal 1990, the Company issued warrants to purchase 127,500 shares of common stock to the holder of the subordinated notes payable (see Note 7). In February 1995, warrants to purchase 50,000 shares were exercised and sold as part of the Company's second public offering of stock. The remaining warrants to purchase 77,500 shares of common stock were exercised in December 1995. During 1991, the Company issued an additional warrant to purchase 60,000 shares of common stock to the holder of the subordinated notes payable, exercisable at $4 per share. This warrant expires when all principal and interest on the subordinated note payable to a related party, which is due on April 30, 1998, is fully paid.

     During fiscal 1992, the Company issued warrants to purchase 30,000 shares of common stock to a research consultant at an exercise price of $6.67 per share. In February 1995, warrants to purchase 13,500 shares were exercised and sold as part of the Company's offering of common stock. In 1996, warrants to purchase 575 shares were exercised. The remaining warrants to purchase 15,925 shares of common stock are exercisable through June 30, 2001.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(9)  COMMON STOCK -- (CONTINUED)
     During fiscal 1993, the Company issued warrants to purchase 6,000 shares of common stock to two research consultants, at an exercise price of $5.33 per share. These warrants are exercisable ratably over four years and expire on June 10, 1998.

  (c) Stock Options

     In July 1987 and August 1988, the Company entered into stock option agreements covering 60,000 shares of common stock. The purchase price under the options is $1.87 to $2.10 based on the fair market value of the common stock on the date of grant. In fiscal 1995, the option covering 45,000 shares of common stock at $2.10 per share was exercised. In fiscal 1996, the remaining option covering 15,000 shares of common stock was exercised at $1.87 per share.

     Prior to November 1995, options were granted under the 1988 Nonqualified Stock Option Plan (the 1988 Plan) which provided for the issuance of nonqualified stock options. In November 1995, the Board of Directors approved the establishment of the 1995 Stock Option Plan (the 1995 Plan) and the 1995 Directors Stock Option Plan (the 1995 Directors Plan), which provided for the issuance of incentive stock options and nonqualified options. Under these plans, the Board of Directors may grant stock options to purchase up to an aggregate to 920,000 shares of common stock. Shares available for grant under this plan will be increased on July 1, 1996 and 1997 by an amount equal to 5% of the outstanding shares as of the preceding June 30. As a result of the adoption of the 1995 Plan, no additional options may be granted pursuant to the 1988 Plan. The exercise price of options are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Stock options become exercisable over varying rates and expire no later than 10 years from the date of grant.

     The following is a summary of stock option activity under the 1988 Plan, the 1995 Plan, and 1995 Director Plan:

                                                          NUMBER OF          PRICE
                                                           OPTIONS         PER SHARE
                                                          ---------      --------------
          Outstanding, June 30, 1992...................     674,010       $ 2.10-$ 5.33
            Options granted............................     163,800           5.33
            Options exercised..........................      (1,950)        2.10-  5.33
            Options terminated.........................     (57,750)        2.10-  5.33
                                                          ---------      --------------
          Outstanding, June 30, 1993...................     778,110         2.10-  5.33
            Options granted............................     239,213         5.33-  6.67
            Options exercised..........................     (24,600)        2.10-  5.33
            Options terminated.........................     (36,285)        2.10-  5.33
                                                          ---------      --------------
          Outstanding, June 30, 1994...................     956,438         2.10-  6.67
            Options granted............................     135,000         8.00- 20.50
            Options exercised..........................    (178,684)        2.10-  6.67
            Options terminated.........................     (72,668)        3.67-  6.67
                                                          ---------      --------------
          Outstanding, June 30, 1995...................     840,086         2.10- 20.50
            Options granted............................     836,000       26.25- 37.125
            Options exercised..........................    (137,031)        2.10- 20.50
            Options terminated.........................     (17,350)        5.33- 20.50
                                                          ---------      --------------
          Outstanding, March 31, 1996..................   1,521,705      $ 2.10-$37.125
                                                          =========      ==============
          Exercisable, March 31, 1996..................     497,545      $ 2.10-$27.25
                                                          =========      ==============

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(9)  COMMON STOCK -- (CONTINUED)
     ISI maintained a separate stock option plan (the ISI Plan) under which its Board of Directors was entitled to grant either incentive or nonqualified stock options for a maximum of 98,774 shares of common stock (as converted to reflect the pooling of interests and conversion to options to purchase Aspen common stock) to eligible employees, as defined.

     Activity under the ISI Plan is as follows:

                                                              NUMBER OF        PRICE
                                                               OPTIONS       PER SHARE
                                                              ---------      ----------
          Outstanding, June 30, 1992 and 1993..............     59,068       $.51-$1.01
            Granted........................................      6,519          2.53
                                                               -------       ----------
          Outstanding, June 30, 1994.......................     65,587        .51- 2.53
            Exercised......................................    (52,547)       .51- 1.01
                                                               -------       ----------
          Outstanding at June 30, 1995.....................     13,040        .51- 2.53
            Exercised......................................     (6,520)         .51
                                                               -------       ----------
          Outstanding at March 31, 1996....................      6,520         $2.53
                                                               =======       ==========
          Exercisable at March 31, 1996....................      3,912         $2.53
                                                               =======       ==========

  (d) Employee Stock Purchase Plans

     In February 1986, the Company's Board of Directors approved the 1986 Employees' Stock Purchase Plan under which the Board of Directors may grant stock purchase rights for a maximum of 570,000 shares through November 1995. In December 1995, the Company's Board of Directors approved the 1995 Employees' Stock Purchase Plan under which the Board of Directors may grant stock purchase rights for a maximum of 250,000 shares through November 2005.

     Participants are granted options to purchase shares of common stock on the last business day of each semiannual payment period for 85% of the market price of the common stock on the first and last business day of such payment period, whichever is less. The purchase price for such shares is paid through payroll deductions, and the maximum allowable payroll deduction is 5% of each eligible employee's compensation. Under the plan, the Company issued 77,963 shares, 16,963 shares, 34,250 shares and 25,110 shares during fiscal 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively. As of March 31, 1996, 250,000 shares of common stock were available for future grants under the plan.

     In September 1992, the Company's Board of Directors approved the establishment of a UK Employees' Stock Purchase Arrangement for all eligible employees, as defined. Under this arrangement, the rights to purchase shares of the Company's common stock were granted at fair market value, as determined by the Board of Directors. The purchase price for these shares was paid through payroll deductions over a six-month period, and the employees were, in turn, paid a cash bonus equal to 15% of the stock price after applicable taxes are withheld. Under this arrangement, the Company issued 3,255 shares and 1,782 shares during fiscal 1994 and 1995, respectively. This plan expired on December 31, 1995.

  (e) Stock Dividends

     Effective September 28, 1989 and April 19, 1992, the Board of Directors declared stock dividends of four shares and one share, respectively, for each share of common stock outstanding. Effective August 31, 1994, the Board of Directors declared a stock dividend of one share for every two shares of common stock

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(9)  COMMON STOCK -- (CONTINUED)
outstanding. All share and per share amounts affected by these stock dividends have been retroactively adjusted for all periods presented.

(10)  INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes.

     The provisions for income taxes shown in the accompanying consolidated statements of operations comprise the following (in thousands):

                                                               YEAR ENDED JUNE 30,
                                                           ----------------------------
                                                            1993       1994       1995
                                                           ------     ------     ------
          Federal --
            Current.....................................   $   61     $  283     $1,132
            Deferred....................................      739      1,366      1,949
          State --
            Deferred....................................      224        313        485
          Foreign --
            Current.....................................       57        125        159
                                                           ------     ------     ------
                                                           $1,081     $2,087     $3,725
                                                           ======     ======     ======

     The provision for income taxes differs from the federal statutory rate due to the following:
                                                               YEAR ENDED JUNE 30,
                                                            --------------------------
                                                            1993       1994       1995
                                                            ----       ----       ----
          Federal tax at statutory rate................     34.0%      34.0%      34.0%
          State income tax, net of federal tax
            benefit....................................      6.3        4.4        5.3
          Foreign tax..................................      3.3       (2.9)      (4.1)
          Tax credits generated........................     (5.3)      (0.5)      (2.5)
          Permanent differences, net...................      0.8        0.6        5.6
          Valuation allowance and other................     (2.3)       0.5        2.5
                                                            ----       ----       ----
                    Provision for income taxes.........     36.8%      36.1%      40.8%
                                                            ====       ====       ====

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(10)  INCOME TAXES -- (CONTINUED)

     The components of the net deferred tax liability recognized in the accompanying consolidated balance sheets are as follows (in thousands):
                                                                        JUNE 30,
                                                                   -------------------
                                                                    1994        1995
                                                                   -------    --------
          Deferred tax assets...................................   $ 5,805    $  5,784
          Deferred tax liabilities..............................    (8,547)    (10,941)
                                                                   -------    --------
                                                                    (2,742)     (5,157)
          Valuation allowance...................................    (2,189)     (2,347)
                                                                   -------    --------
                                                                   $(4,931)   $ (7,504)
                                                                   =======    ========

     The approximate tax effect of each type of temporary difference and carryforward items before allocation of the valuation allowance is as follows
(in thousands):
                                                                         JUNE 30,
                                                                    ------------------
                                                                     1994       1995
                                                                    -------    -------
          Deferred revenue.......................................   $(6,311)   $(8,808)
          Net operating losses...................................     1,717      1,720
          General business credits...............................       994        994
          Nondeductible reserves and accruals....................       628        758
          Capitalized software development costs.................      (426)      (554)
          State income taxes.....................................       495        499
          Alternative minimum tax credits........................        60        285
          Other temporary differences............................       101        (51)
                                                                    -------    --------
                                                                    $(2,742)   $(5,157)
                                                                    =======    ========

     The tax credit and net operating loss carryforwards expire at various dates from 1996 through 2010. Due to the uncertainty surrounding the realization and timing of these tax attributes, the Company has recorded a valuation allowance of approximately $2,189,000 and $2,347,000 as of June 30, 1994 and 1995,
respectively, as management has concluded that it is not more likely than not to be fully realized.

     The Tax Reform Act of 1986 contains provisions that may limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of significant changes in ownership, as defined.

(11)  OPERATING LEASES

     The Company leases its facilities and various office equipment under noncancelable operating leases with terms in excess of one year. Rent expense charged to operations was approximately $1,548,000, $1,705,000, $2,227,000 and $1,980,000 for the years ended June 30, 1993, 1994 and 1995, and the nine months ended

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(11)  OPERATING LEASES -- (CONTINUED)

March 31, 1996, respectively. Future minimum lease payments under these leases as of March 31, 1996 are as follows (in thousands):

                                                                   AMOUNT
                                                                   -------
                    Year Ending June 30,
                      1996......................................   $ 1,059
                      1997......................................     3,911
                      1998......................................     3,549
                      1999......................................     3,189
                      2000......................................     3,042
                      Thereafter................................    10,093
                                                                   -------
                                                                   $24,843
                                                                   =======

(12)  SALE OF INSTALLMENTS RECEIVABLE

     The Company sold, with limited recourse, certain of its installment contracts to two financial institutions for $13,890,000, $10,224,000 and $26,062,000 during fiscal 1994, 1995, and the nine months ended March 31, 1996, respectively. The financial institutions have partial recourse to the Company only upon nonpayment by the customer under the installments receivable. The amount of recourse is determined pursuant to the provisions of the Company's contracts with the financial institutions and varies depending upon whether the customers under the installment contracts are foreign or domestic entities. Collections of these receivables reduce the Company's recourse obligation, as defined.

     At March 31, 1996, the balance of the uncollected principal portion of the contracts sold with partial recourse was $43,672,000. The Company's potential recourse obligations related to these contracts is approximately $11,078,000. In addition, the Company is obligated to pay additional costs to the financial institutions in the event of default by the customer.

(13)  RETIREMENT PLAN

     The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code covering all eligible employees, as defined. Under the plan, a participant may elect to defer receipt of a stated percentage of compensation, subject to limitation under the Internal Revenue Code, which would otherwise be payable to the participant for any plan year. All participant contributions vest immediately. The Company is not obligated to make contributions to this plan. During 1993, 1994, 1995, and the nine months ended March 31, 1995 and 1996, no discretionary contributions were made to this plan.

     The Company does not provide postretirement benefits to any employees as defined under SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions.

(14)  JOINT VENTURES

     In May 1993, the Company entered into an Equity Joint Venture agreement with China Petrochemical Technology Company to form a limited liability company governed by the laws of the People's Republic of China. This company has the nonexclusive right to distribute the Company's products within the People's Republic of China. The Company invested $300,000 on August 6, 1993, which represents a 30% equity interest in the joint venture.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(14)  JOINT VENTURES -- (CONTINUED)
     In November 1993, the Company invested approximately $100,000 in a Cyprus-based corporate joint venture, representing approximately a 14% equity interest. The Company also has a two-year option to purchase additional shares in the joint venture corporation, which would increase its equity interest to 22.5%. In December 1995 the Company exercised its option to acquire these additional shares for approximately $125,000. In connection with this, the Company received a one year option to purchase additional shares, which would increase its equity interest to approximately 75%.

     The Company is accounting for these investments using the equity method. The net investments are included in other assets in the accompanying consolidated balance sheets. In the accompanying consolidated statements of operations for the years ended June 30, 1994 and 1995 and the nine months ended March 31, 1995 and 1996, the Company has recognized approximately $(39,000), $22,000, $0 and $10,000, respectively, in net income (losses) as its portion of the income (losses) from these joint ventures.

(15)  ACCRUED EXPENSES


     Accrued expenses in the accompanying consolidated balance sheets consist of the following (in thousands):

                                                                JUNE 30,
                                                            ----------------    MARCH 31,
                                                             1994      1995       1996
                                                            ------    ------    ---------
          Payroll and payroll -- related.................   $1,857    $2,901     $ 4,201
          Royalties and outside commissions..............    1,100     1,442       1,947
          Acquisition costs..............................       --        --       2,128
          Other..........................................    1,648     1,741       3,137
                                                            ------    ------     -------
                                                            $4,605    $6,084     $11,413
                                                            ======    ======     =======

(16)  RELATED PARTY TRANSACTIONS

     KPM Enterprises (KPME), a company of which Kenneth P. Morse, a former director of the Company, is the sole proprietor, was engaged by the Company as a marketing consultant from 1986 to 1992 to assist the Company in marketing its products in Japan. KPME was compensated on an incentive basis as a percentage of the revenue generated by the Company from KPME's efforts. Payments are made to KPME as the customers pay the Company. In fiscal 1993, 1994 and 1995, payments of $210,000, $326,000 and $68,000, respectively, were made by the Company to KPME as compensation for services rendered prior to the expiration of KPME's consulting arrangement with the Company. No payments were made during the nine months ended March 31, 1995 and 1996.

     Included in royalties and outside commissions are approximately $68,000 of commissions due to KPME at June 30, 1994. No amounts were due as of June 30, 1995 or March 31, 1996.

(17)  DISCONTINUED OPERATIONS

     On June 1, 1993, the Board of Directors voted to discontinue the PRODABAS business, a separate and distinct business unit that was involved in development, marketing and customization of engineering database technology. The Company discontinued all marketing and development activities related to this business and recorded a provision of approximately $532,000 in the consolidated statement of income for fiscal 1993. This provision represents a write-down of assets to estimated net realizable values and an accrual for all customer, employee severance and other obligations related to the PRODABAS business. Revenues for the PRODABAS business were approximately $1,312,000 and $779,000 in fiscal 1992 and 1993, respectively.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                                 JUNE 30, 1995
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

(18)  FINANCIAL INFORMATION BY GEOGRAPHIC AREA

     Domestic and export sales as a percentage of total revenues are as follows:
                                                                                    NINE MONTHS
                                                                                       ENDED
                                                          YEAR ENDED JUNE 30,        MARCH 31,
                                                        -----------------------    --------------
                                                        1993     1994     1995     1995     1996
                                                        -----    -----    -----    -----    -----
     United States...................................    46.1%    43.2%    48.1%    50.0%    55.6%
     Europe..........................................    31.2     34.8     30.6     27.8     20.7
     Japan...........................................    16.1     12.3     12.3     14.7     11.3
     Other...........................................     6.6      9.7      9.0      7.5     12.4
                                                        -----    -----    -----    -----    -----
                                                        100.0%   100.0%   100.0%   100.0%   100.0%
                                                        =====    =====    =====    =====    =====


        Revenues, income (loss) from operations and identifiable assets for the Company's United States,
European and Asian operations are as follows (in thousands). The Company has intercompany distribution arrangements with its subsidiaries. The basis for these arrangements, disclosed below as transfers between geographic locations, is cost plus a specified percentage for services and a commission rate for sales generated in the geographic region.

                                               UNITED
                                               STATES     EUROPE      ASIA     ELIMINATIONS    CONSOLIDATED
                                               -------    -------    ------    ------------    ------------
Year Ended June 30, 1993 --
  Revenues..................................   $32,506    $ 1,361    $   --      $     --         $33,867
  Transfers between geographic locations....     2,813      5,409     2,286       (10,508)             --
                                               -------    -------    ------      --------         -------
Total revenues..............................   $35,319    $ 6,770    $2,286      $(10,508)        $33,867
                                               =======    =======    ======      ========         =======
Income (loss) from operations...............   $ 1,514    $    87    $ (193)     $     --         $ 1,408
                                               =======    =======    ======      ========         =======
Identifiable assets.........................   $29,807    $ 2,417    $  281      $    259         $32,764
                                               =======    =======    ======      ========         =======
Year Ended June 30, 1994 --
  Revenues..................................   $44,022    $   953    $   --      $     --         $44,975
  Transfers between geographic locations....     3,390      7,667     3,732       (14,789)             --
                                               -------    -------    ------      --------         -------
Total revenues..............................   $47,412    $ 8,620    $3,732      $(14,789)        $44,975
                                               =======    =======    ======      ========         =======
Income from operations......................   $ 3,962    $   652    $    6      $     --         $ 4,620
                                               =======    =======    ======      ========         =======
Identifiable assets.........................   $39,308    $ 2,386    $   99      $    216         $42,009
                                               =======    =======    ======      ========         =======
Year Ended June 30, 1995 --
  Revenues..................................   $56,951    $   547    $   --      $     --         $57,498
  Transfers between geographic locations....        --     10,912     4,463       (15,375)             --
                                               -------    -------    ------      --------         -------
Total revenues..............................   $56,951    $11,459    $4,463      $(15,375)        $57,498
                                               =======    =======    ======      ========         =======
Income from operations......................   $ 5,126    $ 1,112    $  313      $     --         $ 6,551
                                               =======    =======    ======      ========         =======
Identifiable assets.........................   $71,143    $ 4,087    $  416      $     51         $75,697
                                               =======    =======    ======      ========         =======

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

OVERVIEW

     On January 5, 1996, the Company acquired 80.7% of the outstanding shares of common stock of DMCC, and on February 8, 1996, the Company acquired the remaining 19.3% of DMCC common stock for $20,139,000 in cash and the assumption of certain expenses related to the acquisition. DMCC is a supplier of on-line automation and information management software and services to companies in process manufacturing industries.

     On February 9, 1996, the Company acquired all of the outstanding shares of Setpoint for an aggregate purchase price of $28,180,000 in cash and expenses related to the acquisition. The purchase price is subject to certain downward adjustments based on the net worth of Setpoint as of December 31, 1995 and negotiations with the seller. Based on the tangible net worth identified in the audited consolidated balance sheet as of December 31, 1995, the purchase price could be adjusted downward by up to $900,000. Setpoint supplies on-line automation and information management software and services to companies in process manufacturing industries.

     The following unaudited pro forma combined condensed statements of operations for the year ended June 30, 1995, and for the nine months ended March 31, 1996, reflect the results of each entities' operations as though DMCC and Setpoint had been acquired by the Company on July 1, 1994, and accounted for as purchases. The results of operations for DMCC and Setpoint from and after the respective acquisition date are included in the Company's actual results of operations. The pro forma combined condensed financial information presented is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the period presented or of future results of operations of the combined operations.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1995
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
                                  (UNAUDITED)


                                                 ACTUAL
                                     ------------------------------                 PRO FORMA
                                       THE                             ------------------------------------
                                     COMPANY    SETPOINT     DMCC      ADJUSTMENTS             CONSOLIDATED
                                     -------    --------    -------    -----------             ------------
REVENUES:
  Software licenses...............   $45,649    $  7,873    $ 2,637      $  (187) (1)           $    55,972
  Services and other..............    11,849      34,895     12,014           --                     58,758
                                     -------     -------    -------      -------                 ----------
                                      57,498      42,768     14,651         (187)                   114,730
                                     -------     -------    -------      -------                 ----------
EXPENSES:
  Cost of software licenses.......     2,799         620        112           --                      3,531
  Cost of services and other......     7,458      20,572      6,996          609(2)(8)               35,635
  Selling and marketing...........    23,233       8,633        791           --                     32,657
  Research and development........    11,375       7,838      2,100           --                     21,313
  General and administrative......     5,132       4,590      1,890        1,641(3)(4)(9)            13,253
  Management fees and other
     to Amelinc...................        --         684         --         (684) (12)                   --
  Cost related to acquisition.....       950          --         --           --                        950
                                     -------     -------    -------      -------                 ----------
                                      50,947      42,937     11,889        1,566                    107,339
                                     -------     -------    -------      -------                 ----------
     Income (loss) from
       operations.................     6,551        (169)     2,762       (1,753)                     7,391
Foreign Currency Exchange Gain....        34          12         --           --                         46
Income (Loss) on Equity in Joint
  Venture.........................        22          --         --           --                         22
Interest Income...................     3,095          --         --       (2,415) (6)(11)               680
Interest Expense on Subordinated
  Notes Payable to a Related
  Party...........................      (369)         --         --           --                       (369)
Other Interest Expense............      (192)       (240)       (85)          --                       (517)
                                     -------     -------    -------      -------                 ----------
     Income (loss) before
       provision for (benefit
       from) income taxes.........     9,141        (397)     2,677       (4,168)                     7,253
Provision for (Benefit from)
  Income Taxes....................     3,725        (295)     1,138       (1,558)(5)(10)(13)          3,010
                                     -------     -------    -------      -------                 ----------
     Net income (loss)............   $ 5,416    $   (102)   $ 1,539      $(2,610)               $     4,243
                                     =======     =======    =======      =======                 ==========
Pro Forma Earnings per Share:
  Net income per share............                                                              $      0.55
                                                                                                 ==========
  Shares used to compute pro forma
     net income per share.........                                                                7,781,021
                                                                                                 ==========

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED MARCH 31, 1996
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
                                  (UNAUDITED)


                                                          ACTUAL
                                          --------------------------------------                 PRO FORMA
                                             THE                                       ------------------------------
                                           COMPANY      SETPOINT(1)       DMCC(1)      ADJUSTMENTS       CONSOLIDATED
                                          ----------    -----------       ------       -----------       ------------
REVENUES:
  Software licenses....................    $ 41,830       $ 8,847         $1,432         $    --          $   52,109
  Services and other...................      20,471        20,502          8,278              --              49,251
                                           --------       -------         ------         -------           ---------
                                             62,301        29,349          9,710              --             101,360
                                           --------       -------         ------         -------           ---------
EXPENSES:
  Cost of software licenses............       2,501           478             60                               3,039
  Cost of services and other...........      12,384        14,402          4,731             304(2)(8)        31,821
  Selling and marketing................      22,735         6,084            513                              29,332
  Research and development.............      13,022         4,716            710                              18,448
  General and administrative...........       5,796         2,816          1,899           1,242 (3)(4)(9      11,753
  Management and other fees to
     Amelinc...........................          --           482             --            (482)(12)             --
  Setpoint Systems Ltd.
     management bonuses................          --           354             --            (354)(12)             --
  Charge for in-process research and
     development.......................      24,421            --             --         (24,421)(7)(14)          --
                                           --------       -------         ------         -------           ---------
                                             80,859        29,332          7,913         (23,711)             94,393
                                           --------       -------         ------         -------           ---------
     Income (loss) from operations.....     (18,558)           17          1,797          23,711               6,967
Foreign Currency Exchange
  Loss.................................        (148)         (124)            --              --                (272)
Income on Equity in Joint Venture......          10            --             --              --                  10
Interest Income........................       2,897          (123)            --          (1,853)(6)(11)         921
Interest Expense on Subordinated Notes
  Payable to a Related Party...........        (277)           --             --              --                (277)
Other Interest Income (Expense)........        (443)          (33)           (21)             --                (497)
                                           --------       -------         ------         -------           ---------
     Income (loss) before provision for
       income taxes....................     (16,519)         (263)         1,776          21,858               6,852
Provision for Income Taxes.............       3,017           256            803          (1,472)(  (10)(13)       2,604
                                           --------       -------         ------         -------           ---------
     NET INCOME (LOSS).................    $(19,536)      $  (519)        $  973         $23,330          $    4,248
                                           ========       =======         ======         =======           =========
Pro Forma Earnings (Loss) per Share:
  Net income (loss) per share..........                                                                   $     0.50
                                                                                                           =========
  Shares used to compute pro forma net
     income (loss) per share...........                                                                    8,537,977
                                                                                                           =========


- ---------------

(1) Amounts represent the companies' operations from July 1, 1994 to the dates of acquisitions.

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                     NOTES TO PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS

     The following pro forma adjustments are required to reflect the amortization and depreciation resulting from the allocation of the DMCC and Setpoint purchase price and acquisition costs to the assets acquired based on their fair value, as determined by the management of Aspen and an independent appraiser.

(1)  PURCHASE PRICE ALLOCATION


  (a) Acquisition of Dynamic Matrix Control Corporation (DMCC)

     The following outlines the current estimate for the purchase price of the acquisition of DMCC. Management believes that there will be no material adjustments to this allocation, which is based on an independent appraisal of the assets purchased and liabilities assumed as follows (in thousands):

                    In-process research and development.........   $ 9,521
                    Existing technology.........................     1,740
                    Other intangibles...........................     1,066
                    Building....................................       627
                    Uncompleted contracts.......................       596
                                                                   -------
                                                                    13,550
                    Net book value of tangible assets acquired
                      net of liabilities assumed................     8,080
                                                                   -------
                                                                    21,630
                    Less -- Deferred taxes......................     1,491
                                                                   -------
                                                                   $20,139
                                                                   =======

  (b) Acquisition of Setpoint, Inc.

     The following outlines the current estimate for the purchase price allocation of Setpoint, Inc. based on an independent appraisal. While management believes this to be the best estimate at this time, the purchase price that this estimate is based on has not been finalized. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands):

                    In-process research and development.........   $14,900
                    Existing technology.........................     3,308
                    Other intangibles...........................     1,709
                    Goodwill....................................     1,418
                    Uncompleted contracts.......................       504
                                                                   -------
                                                                    21,839
                    Net book value..............................     8,384
                                                                   -------
                                                                    30,223
                    Less -- Deferred taxes......................     2,043
                                                                   -------
                                                                   $28,180
                                                                   =======

                    ASPEN TECHNOLOGY, INC. AND SUBSIDIARIES

                     NOTES TO PRO FORMA COMBINED CONDENSED
                     STATEMENT OF OPERATIONS -- (CONTINUED)

(2)  PRO FORMA ADJUSTMENTS

     Certain pro forma adjustments have been made to the accompanying pro forma combined condensed balance sheets and statements of operations as described below for both DMCC and Setpoint. The pro forma adjustments outlined below assume that the purchase of both acquisitions took place at the beginning of Aspen's last fiscal year, specifically July 1, 1994. Due to the nonrecurring nature of the purchased in-process research and development it has been assumed to have been written off before the beginning of the pro forma period (July 1, 1994).


    DMCC --
    (1), (2)    Earn out of uncompleted contracts.
    (3)         Depreciation of additional amounts allocated to building, using a life of 30 years.
    (4)         Amortization of intangibles over lives ranging from 5-10 years.
    (5)         Related tax effect of adjustments (1)-(4).
    (6)         To record effect on interest income of liquidating short-term investments to acquire DMCC assets, including related tax effect.
    (7)         Eliminate nonrecurring charge for in-process research and development acquired in the acquisitions. (See Note 3)
    Setpoint --
    (8)         Earn out of uncompleted contracts.
    (9)         Amortization of intangibles over lives ranging from 5-10 years.
    (10)        Related tax effect of adjustments (8) and (9).
    (11)        To increase interest expense and reduce interest income as a result of liquidating investments and increasing debt necessary to acquire Setpoint assets.
    (12)        Eliminate $684,000 and $482,000 for the year ended June 30, 1995 and the nine months ended March 31, 1996, respectively, of non-recurring management fees for which no direct or indirect services were received. Aspen has not charged such fees to subsidiaries in the past and does not intend to do so in the future. Eliminate $354,000 of non-recurring bonuses paid pursuant to a phantom stock agreement terminated by Aspen at the time Setpoint was acquired.
    (13)        Related tax effect of (11) and (12).
    (14)        Eliminate nonrecurring charge for in-process research and development acquired in the acquisitions. (See Note 3)


(3)  IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the purchase price allocation, the Company obtained an appraisal of the assets acquired from both DMCC and Setpoint which indicates that these assets combined include approximately $24.4 million of in-process research and development projects. In the opinion of management, the acquired in-process research and development has no alternative uses, and accordingly, this amount was charged to expense at the time the acquisitions were consummated. Due to the nonrecurring nature of this charge it has been assumed to be written off before the pro forma periods presented.

================================================================================

  No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        ----
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   10
Dividend Policy.......................   10
Price Range of Common Stock...........   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   24
Management............................   34
Selling Stockholders..................   36
Description of Capital Stock..........   37
Underwriting..........................   40
Legal Matters.........................   41
Experts...............................   41
Index to Consolidated Financial
  Statements..........................  F-1

================================================================================



                                1,535,000 SHARES


                                     [LOGO]


                             ASPEN TECHNOLOGY, INC.


                                  COMMON STOCK





                            ------------------------
                                   PROSPECTUS
                            ------------------------





                             MONTGOMERY SECURITIES

                                COWEN & COMPANY

                            WILLIAM BLAIR & COMPANY



                                          , 1996


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be paid by the Registrant in connection with the issuance and distribution of the shares of Common Stock being registered, other than the underwriting discount. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The Registrant will pay all expenses in connection with the distribution of the shares of Common Stock being sold by the Selling Stockholders, except for the underwriting discount and for legal fees of any counsel selected by any particular Selling Stockholder.

    Securities and Exchange Commission registration fee.......................  $ 31,805
    National Association of Securities Dealers, Inc. filing fee...............     9,724
    Nasdaq National Market listing fee........................................    17,500
    Accounting fees and expenses..............................................    75,000
    Financial advisory fees...................................................   138,350
    Legal fees and expenses...................................................   125,000
    Blue sky fees and expenses, including legal fees..........................    18,000
    Transfer agent and registrar fees.........................................     1,500
    Printing and mailing expenses.............................................   100,000
    Miscellaneous.............................................................     8,121
                                                                                --------
              Total...........................................................  $525,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 6 of the Company's Restated Articles of Organization provides that the Company shall indemnify each person who is or was a director, officer, employee or other agent of the Company, and each person who is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suite, or other proceeding in which they may be involved by reason of being or having been such a director, officer, employee agent or trustee, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company. The provisions of the Company's Articles pertaining to indemnification may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least a majority of the voting power of the Company. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

     Under Section 11 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the Underwriting Agreement filed as Exhibit 1 hereto. The registration rights agreements between the Company and certain of its stockholders, including certain of the Selling Stockholders, contain provisions pursuant to which the Selling Stockholders have agreed to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act.

     The Company maintains a directors' and officers' insurance policy that covers certain liabilities of directors and officers of the Company, including liabilities under the Securities Act. The Company maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16.  EXHIBITS

EXHIBIT NO.
- -----------
    1.1*      -- Form of Underwriting Agreement
    4.1       -- Specimen Certificate representing Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 of the
                 Registrant (File No. 33-55418))
    5.1*      -- Opinion of Foley, Hoag & Eliot
   23.1       -- Consent of Arthur Andersen LLP
   23.2       -- Consent of Kelley, Ranshaw & Co.
   23.3*      -- Consent of Foley, Hoag & Eliot (included in Exhibit 5.1)
   24.1*      -- Powers of Attorney (included on pages II-4 and II-5)

- ---------------

* Filed previously.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

             (i) To include any prospectus required to Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration, by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to the Registration

Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on June 6, 1996.


                                          ASPEN TECHNOLOGY, INC.


                                          By       /S/  MARY A. PALERMO
                                            ------------------------------------
                                                      MARY A. PALERMO


                                             EXECUTIVE VICE PRESIDENT, FINANCE
                                                 AND CHIEF FINANCIAL OFFICER



                               POWER OF ATTORNEY



     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated below on June 6, 1996.



                SIGNATURE                                         TITLE
                ---------                                         -----
                    *                       Chairman of the Board and Chief Executive Officer
- ------------------------------------------  (Principal Executive Officer)
            LAWRENCE B. EVANS

           /S/  MARY A. PALERMO             Executive Vice President, Finance and Chief
- ------------------------------------------  Financial Officer (Principal Financial and
             MARY A. PALERMO                Accounting Officer)

                    *                       Director
- ------------------------------------------
             JOSEPH F. BOSTON

                    *                       Director
- ------------------------------------------
         GRESHAM T. BREBACH, JR.

                    *                       Director
- ------------------------------------------
             DOUGLAS R. BROWN

                    *                       Director
- ------------------------------------------
             JOAN C. MCARDLE

                    *                       Director
- ------------------------------------------
               ALISON ROSS

                    *                       Director
- ------------------------------------------
           WILLIAM C. ROUSSEAU



*By     /S/  MARY A. PALERMO
    -------------------------------
            MARY A. PALERMO
           ATTORNEY-IN-FACT


                                EXHIBIT INDEX

EXHIBIT NO.
- -----------
    1.1*      -- Form of Underwriting Agreement
    4.1       -- Specimen Certificate representing Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 of the
                 Registrant (File No. 33-55418))
    5.1*      -- Opinion of Foley, Hoag & Eliot
   23.1       -- Consent of Arthur Andersen LLP
   23.2       -- Consent of Kelley, Ranshaw & Co.
   23.3*      -- Consent of Foley, Hoag & Eliot (included in Exhibit 5.1)
   24.1*      -- Powers of Attorney (included on pages II-4 and II-5)

- ---------------

* Filed previously.